    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 7, 1996

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          COAST DENTAL SERVICES, INC.
             (Exact name of registrant as specified in its charter)
                            ------------------------

            DELAWARE                          8741                         59-3136131
(State or other jurisdiction of   (Primary Standard Industrial          (I.R.S. Employer
 incorporation or organization)   Classification Code Number)         Identification No.)

                            ------------------------

          COAST DENTAL SERVICES, INC.                          TEREK DIASTI, CEO
        25400 U.S. HIGHWAY 19, SUITE 225                  COAST DENTAL SERVICES, INC.
           CLEARWATER, FLORIDA 34623                    25400 U.S. HIGHWAY 19, SUITE 225
                 (813) 726-5152                            CLEARWATER, FLORIDA 34623
  (Address, including zip code, and telephone                    (813) 726-5152
   number, including area code, of registrant's     (Name, address, including zip code, and
          principal executive offices)                         telephone number,
                                                   including area code, of agent for service)

                            ------------------------
                                With Copies to:

           DARRELL C. SMITH, ESQUIRE                       JEFFREY M. STEIN, ESQUIRE
         SHUMAKER, LOOP & KENDRICK, LLP                         KING & SPALDING
        101 E. KENNEDY BLVD., SUITE 2800                   191 PEACHTREE STREET, N.E.
              TAMPA, FLORIDA 33602                        ATLANTA, GEORGIA 30303-1763
                 (813) 229-7600                                  (404) 572-4600

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                                            PROPOSED
                                                            PROPOSED        MAXIMUM
                                           AMOUNT           MAXIMUM        AGGREGATE       AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES           TO BE        OFFERING PRICE     OFFERING      REGISTRATION
         TO BE REGISTERED               REGISTERED(1)     PER SHARE(2)      PRICE(2)          FEE
--------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value per
  share...........................        2,300,000          $12.00       $27,600,000        $8,364
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) Includes 300,000 shares which the Underwriters have an option to purchase to cover over allotments, if any.
(2) Estimated solely for purposes of determining the registration fee.
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          COAST DENTAL SERVICES, INC.

                             CROSS REFERENCE SHEET
             FOR REGISTRATION STATEMENT ON FORM S-1 AND PROSPECTUS


            FORM S-1 ITEM NUMBER AND CAPTION             LOCATION OR CAPTION IN PROSPECTUS
      --------------------------------------------  -------------------------------------------
           Information About the Transaction
  1.  Forepart of Registration Statement and
        Outside Front Cover Page of Prospectus....  Facing Page of Registration Statement;
                                                    Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages
        of Prospectus.............................  Inside Front and Outside Back Cover Pages;
                                                    Table of Contents
  3.  Summary Information, Risk Factors and Ratio
        of Earnings to Fixed Charges..............  Prospectus Summary; Risk Factors; The
                                                    Company; Business
  4.  Use of Proceeds.............................  Use of Proceeds
  5.  Determination of Offering Price.............  Underwriting
  6.  Dilution....................................  Dilution
  7.  Selling Security Holders....................  Principal and Selling Stockholders;
                                                    Management
  8.  Plan of Distribution........................  Outside Front Cover Page; Underwriting
  9.  Description of Securities to Be
        Registered................................  Description of Capital Stock
 10.  Interests of Named Experts and Counsel......  Experts; Legal Matters
 11.  Information with Respect to the Registrant
      (a)     Item 101 of Regulation S-K..........  Prospectus Summary; The Company; Risk
                                                    Factors; Management's Discussion and
                                                    Analysis of Financial Condition and Results
                                                    of Operations; Business
      (b)     Item 102 of Regulation S-K..........  Business
      (c)     Item 103 of Regulation S-K..........  Business
      (d)     Item 201 of Regulation S-K..........  Prospectus Summary; Risk Factors;
                                                    Description of Capital Stock; Dividend
                                                    Policy; Shares Eligible for Future Sale;
                                                    Underwriting
      (e)     Financial Statements................  Selected Financial Data; Selected Pro Forma
                                                    Financial Data; Index to Financial
                                                    Statements
      (f)     Item 301 of Regulation S-K..........  Selected Financial Data; Pro Forma
                                                    Financial Data
      (g)     Item 302 or Regulation S-K..........  *
      (h)     Item 303 of Regulation S-K..........  Management's Discussion and Analysis of
                                                    Financial Condition and Results of
                                                    Operations
      (i)     Item 304 of Regulation S-K..........  *
      (j)     Item 401 of Regulation S-K..........  Management; Principal and Selling
                                                    Stockholders
      (k)     Item 402 of Regulation S-K..........  Management
      (l)     Item 403 of Regulation S-K..........  Principal and Selling Stockholders
      (m)     Item 404 of Regulation S-K..........  Management; Certain Transactions
 12.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities...............................  *

---------------
* Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION -- DATED OCTOBER 7, 1996

PROSPECTUS
--------------------------------------------------------------------------------
                                2,000,000 Shares

(Insert Logo)             COAST DENTAL SERVICES, INC.

                                  Common Stock

--------------------------------------------------------------------------------

All of the 2,000,000 shares of common stock, par value $.001 per share (the "Common Stock"), offered hereby are being sold by Coast Dental Services, Inc. (the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

The Company has applied for inclusion of the Common Stock in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "CDEN."

SEE "RISK FACTORS" ON PAGES 7 TO 12 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                                     Underwriting
                                                  Price to           Discounts and         Proceeds to
                                                   Public           Commissions(1)         Company(2)
-----------------------------------------------------------------------------------------------------------
Per Share...................................           $                   $                    $
-----------------------------------------------------------------------------------------------------------
Total(3)....................................           $                   $                    $
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) The Company and certain stockholders of the Company (the "Selling Stockholders") have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $800,000.

(3) The Selling Stockholders have granted the several Underwriters 30-day over-allotment options to purchase up to 300,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to
    Public will be $          , the total Underwriting Discounts and Commissions
    will be $          , the total Proceeds to Company will be $          and
    the total Proceeds to Selling Stockholders will be $          . See
    "Principal and Selling Stockholders" and "Underwriting."

--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Stockholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York
Plaza, New York, New York, on or about                    , 1996.

PRUDENTIAL SECURITIES INCORPORATED              RAYMOND JAMES & ASSOCIATES, INC.

               , 1996

                          [MAP OF FLORIDA, INDICATING
                            DENTAL CENTER LOCATIONS]

                         ------------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and information under "Risk Factors." Unless the context otherwise requires, references in this Prospectus to "Coast Dental" or the "Company" refer to Coast Dental Services, Inc. and its predecessor; "Dental Centers" refers to dental offices managed, or to be managed, by the Company; "internally developed Dental Centers" refers to Dental Centers which are initially opened, developed and managed by the Company pursuant to the services and support agreement (the "Services and Support Agreement") with the Coast Florida P.A.; "acquired Dental Centers" refers to Dental Centers resulting from the acquisition of an existing dental facility by the Company, combined with the acquisition by the Coast Florida P.A. of the existing dental practice located at that facility; "Coast Dentists" refers to the licensed dentists employed by the Coast Florida P.A. who provide the dental care services at the Dental Centers; "Coast Dental Network" refers to collectively the Dental Centers and the Coast Dentists; the "Coast Florida P.A." refers to the Florida professional association which currently performs the dental services at the Dental Centers; and the "Coast P.A." refers to any professional association established by a Coast Dentist that performs future dental services at a Dental Center. Except as otherwise indicated, the information contained in this Prospectus (i) assumes that the Underwriters' over-allotment options will not be exercised and (ii) gives retroactive effect to reverse stock splits resulting in an exchange of 1 share for 3.375 shares of Common Stock issued and outstanding.

                                  THE COMPANY

     Coast Dental Services, Inc. develops and manages an integrated network of general dentistry practices. As of October 4, 1996, the Company was managing 22 Dental Centers in Florida, staffed by 24 Coast Dentists serving over 105,000 patients. Of these 22 Dental Centers, 11 were internally developed and 11 were acquired by the Company. Management believes that the Coast Dental Network is the largest provider of general dentistry services in Florida. The Company expects to add one internally developed and six acquired Dental Centers for the remainder of 1996 and at least 25 internally developed or acquired Dental Centers in 1997.

     Industry sources have estimated that expenditures for all dental services in the United States were $45.2 billion in 1995 and are expected to grow at a rate of 7% per year. General dentistry is estimated to represent approximately 88% of all dental services performed in the United States. The Company believes several factors are driving the overall industry growth. First, as the "baby boom" generation ages, the demand for many higher priced dental maintenance products and procedures (such as crowns, bridges and dentures) will increase relative to the demand for other more routine, lower priced dental products and procedures (such as cleanings and fillings). Second, increasing attention to dental health and, in particular, to personal appearance has increased the demand for general dentistry services and cosmetic dental products and procedures (such as bonding and whitening). Finally, a greater percentage of the population is now covered by private or government funded dental health insurance thereby facilitating increased dental office visits and a greater utilization of general dentistry services. The United States dental industry is highly fragmented, consisting of more than 110,000 dental practices with approximately 84% of these practices operated by sole practitioners.

     The Company's goal is to consolidate a leadership position in the development and management of general dentistry centers throughout Florida and the southeastern United States. Dental Centers utilize a uniform operating model (the "Coast Operating Model") developed by the Company to increase productivity and maintain the low cost delivery of quality general dentistry services. The key elements of the Coast Operating Model are: (i) focusing on the most common, high volume dental products and procedures which lend themselves to cost-effective delivery; (ii) centralizing management and administrative responsibilities, thus allowing Coast Dentists to concentrate on delivering high quality dental care; (iii) facilitating the training of the Dental Center staff, including Coast Dentists and hygienists, in the most efficient techniques for delivering high volume quality dental services; and (iv) stimulating demand through a combination of value pricing and marketing programs designed to meet the needs of each Dental Center. The Company plans to expand the Coast Dental Network to maximize economies of scale in management and administration, materials procurement and marketing, and to facilitate contracting with managed care companies. The Company plans to increase penetration in currently served regions and to expand into new contiguous markets in the southeastern United States through the addition of internally developed and acquired Dental Centers.

     In 1995, the average revenue production for Coast Dentists affiliated with the Company for at least 12 months was approximately $500,000, compared to the 1994 national average of approximately $320,000 for sole practitioners. In 1995, each Dental Center managed by the Company for at least 12 months averaged 125 patient visits per week, compared to the 1994 national average of approximately 80 patient visits per week for sole practitioners. Profitability at internally developed Dental Centers has been attained in an average of three to four months from opening. Acquired Dental Centers have experienced an average increase of 25% in productivity and 15% in profitability in the six month period following acquisition.

     As the Coast Dental Network grows, an increasing percentage of revenue is being realized from a growing managed care patient base. The Coast Dental Network began to provide dental services under managed care contracts in 1995 and, for the six months ended June 30, 1996, its managed care business has grown to represent an average of 30% of Dental Center revenue. The Company believes that managed care companies are presently focused on increasing their revenue and gaining market share by offering a full range of health insurance options, including dental insurance. As a result, managed care companies are aggressively seeking to contract with dental providers that offer extensive regional coverage, have the ability to deliver dental services at managed care pricing levels, and possess the necessary management information systems and contract administration expertise. Accordingly, the Coast Dental Network enjoys a competitive advantage over sole practitioners and small dental group practices that generally do not have the resources to develop such capabilities or managed care relationships.

                                  THE OFFERING

Common Stock Offered by the Company.................    2,000,000 shares
Common Stock to be Outstanding after the
  Offering(1).......................................    6,000,000 shares
Use of Proceeds.....................................    To finance the addition of internally
                                                        developed and acquired Dental
                                                        Centers; to repay outstanding
                                                        indebtedness; and for general
                                                        corporate purposes. See "Use of
                                                        Proceeds."
Proposed Nasdaq National Market Symbol..............    CDEN

---------------

(1) Excludes an aggregate of 900,000 shares of Common Stock reserved for issuance under the Company's stock plans (the "Plans"), of which options for 90,577 shares have been granted. See "Management -- The Plans."

                      SUMMARY FINANCIAL AND OPERATING DATA

     Historical Financial Data. In 1996, the Company added 11 acquired Dental Centers, including one dental office in January 1996, seven dental offices in April 1996 (the "Volusia Acquisition") and three separate acquisitions of single dental offices in September 1996 (referred to, together with the Volusia Acquisition, as the "Recent Acquisitions"). Each of the Recent Acquisitions was accounted for using the purchase method of accounting, so that the Company's historical statement of operations data include results of operations of the acquired Dental Centers from their respective acquisition dates. See Notes 4 and 12 to Notes to Financial Statements of the Company appearing elsewhere in this Prospectus.

     Pro Forma Financial Data. The pro forma financial data are derived from the Unaudited Pro Forma Combined Financial Information of the Company appearing elsewhere in this Prospectus. The Pro Forma Statement of Operations Data presented in the following table for the year ended December 31, 1995 and the six months ended June 30, 1996 give effect to (i) the Recent Acquisitions, including the Company's entering into a new Services and Support Agreement with the Coast Florida P.A., and (ii) issuance of 2,000,000 shares of common stock in the Offering at an assumed initial public offering price of $11.00 per share and the application of the net proceeds therefrom (the "Statement of Operations Adjustments"). The Pro Forma Balance Sheet Data presented in the following table at June 30, 1996 gives effect to (i) the acquisition of three dental offices in September 1996 and the S Corporation Distribution (the "Balance Sheet Adjustments"), and (ii) As Adjusted, the consummation of the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

                                                YEARS ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
                                         ---------------------------------------   -----------------------------
                                                                       PRO FORMA                       PRO FORMA
                                          1993      1994      1995      1995(1)     1995      1996      1996(1)
                                         -------   -------   -------   ---------   -------   -------   ---------
                                                         (DOLLARS IN THOUSANDS EXCEPT PER SHARE)
STATEMENT OF OPERATIONS DATA:
  Net revenue..........................  $ 1,195   $ 1,868   $ 3,325   $   6,798   $ 1,586   $ 3,351   $   4,240
  Dental Center expenses...............      853     1,433     2,353       5,167     1,229     2,172       2,816
                                         -------   -------   -------   ---------   -------   -------   ---------
  Gross profit.........................      342       435       972       1,631       357     1,179       1,424
  General and administrative
    expenses...........................      306       585       697       1,263       363       486         595
  Interest expense -- net..............       30        32        50          29        23        60          24
                                         -------   -------   -------   ---------   -------   -------   ---------
  Net income(loss)(2)..................  $     4   $  (109)  $   135   $     204   $   (17)  $   386   $     491
                                         =======   =======   =======   =========   =======   =======   =========
  Pro forma earnings per share(3)......                                $    0.05                       $    0.12
                                                                       =========                       =========
  Pro forma weighted average shares
    outstanding(3).....................                                4,226,700                       4,226,700
                                                                       =========                       =========
SELECTED OPERATING DATA:
  Number of Dental Centers(4)..........        4         8        11                    10        19
  Gross revenue per Dental Center(5)...       NA   $   535   $   590               $   303   $   303
  Number of dental chairs(4)...........       22        35        56                    50        82
  Number of Coast Dentists(4)..........        4         7        11                    10        21
  Patient visits.......................   11,881    19,346    42,005                21,000    39,350
  Number of patient visits per dental
    chair(6)...........................      735       736       918                   467       574

                                                                               JUNE 30, 1996
                                                               ---------------------------------------------
                                                                                               PRO FORMA
                                                               ACTUAL     PRO FORMA(7)      AS ADJUSTED(8)
                                                               ------     ------------     -----------------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital (deficit)..................................  $  155        $ (102)            $17,361
  Total assets...............................................   3,450         3,594              20,760
  Long-term debt, including current maturities...............   2,069         2,594                 100
  Stockholders' equity.......................................     733           352              20,012

---------------

 (1) After giving effect to the Statement of Operations Adjustments as if such adjustments had occurred at the beginning of the respective periods presented.

 (2) Pro forma adjusted to reflect a 39% income tax rate as if the Company was taxed as a C Corporation during the periods presented.

 (3) Reflects the pro forma earnings per share assuming an increase in the weighted average number of out-standing shares to the extent necessary to repay the existing indebtedness as described in the "Use of Proceeds."

 (4) Presented as of the end of the period.

 (5) Includes only Dental Centers open for at least one year as of the beginning of the period, so that two Dental Centers are included for 1994, four Dental Centers are included for 1995, four Dental Centers are included for the six months ended June 30, 1995 and eight Dental Centers are included for the six months ended June 30, 1996.

 (6) Includes only Dental Centers that were opened for the entire period.

 (7) After giving effect to the Balance Sheet Adjustments as if such adjustments had occurred as of June 30, 1996. See Note 2 to the Notes to Financial Statements of the Company for description of the S Corporation Distribution.

 (8) After giving effect to consummation of the Offering and the application of the estimated net proceeds therefrom. See "Selected Pro Forma Financial Data."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the Common Stock offered hereby.

     This Prospectus contains statements which constitute forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) potential acquisitions or internal development of Dental Centers and the successful integration of such acquisitions and internally developed Dental Centers into the Coast Dental Network; (ii) the use of the proceeds of the Offering; (iii) the Company's financing plans; (iv) trends affecting the Company's financial condition or results of operations; (v) the Company's growth strategy and operating strategy;
(vi) trends in the health care, dental care and managed care industries; (vii) trends in governmental regulations; or (viii) the declaration and payment of dividends. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," identifies important factors that could cause such differences.

     RISKS ASSOCIATED WITH EXPANSION. From its inception in 1992 through 1994, the Company opened eight internally developed Dental Centers. In 1995, the Company added three internally developed Dental Centers. As of October 4, 1996, the Company had acquired eleven Dental Centers in 1996, and expects to add one additional internally developed Dental Center and six additional acquired Dental Centers through the remainder of 1996. The Company expects to continue to add internally developed and acquired Dental Centers in the foreseeable future. The success of the Company's expansion strategy will depend on a number of factors, including (i) the Company's ability to affiliate with dentists to open new Dental Centers, and the Company's ability to obtain good locations in suitable markets; (ii) the ability to identify and affiliate with existing dental practices on favorable terms and to integrate such practices into the Coast Dental Network; (iii) the availability of adequate financing to fund the Company's expansion strategy; (iv) regulatory constraints; and (v) the Company's ability to manage effectively additional Dental Centers as well as to continue to manage successfully existing Dental Centers. Internally developed Dental Centers could begin operation without any meaningful client base and could involve the expenditure of significant amounts in the effort to make the Dental Centers successful. There can be no assurance an internally developed Dental Center will ever become productive or profitable. The Company intends to devote substantial time and expense to locating and attempting to add acquired Dental Centers. The Company may compete for acquisition opportunities with companies that have greater resources than the Company. The acquisition of the allowable business assets of existing dental practices could involve the issuance of securities of the Company, including Common Stock, which may be dilutive to stockholders of the Company. There can be no assurances that suitable acquisition candidates will be available, that financing for such acquisitions will be obtainable on terms acceptable to the Company, that such acquisitions can be consummated or that the acquired Dental Centers can be integrated successfully and profitably into the Coast Dental Network. Further, the Company's financial results in the fiscal quarters immediately following a material acquisition may be adversely impacted while the Company attempts to integrate acquired Dental Centers into the Coast Dental Network. There can be no assurance that the Company's expansion strategy will continue to be successful or that modifications to the Company's strategy will not be required. See "Business -- Strategy."

     GOVERNMENT REGULATION. The health care industry and the practice of dentistry are regulated extensively at the state and federal levels. The Company does not control the practice of dentistry by the Coast Dentists or the compliance with certain regulatory requirements directly applicable to the Coast Dentists and their practices. The laws of many states prohibit corporate entities which are not owned by licensed dentists (such as the Company) from practicing dentistry, employing dentists, controlling the content of a dentist's advertising or engaging in other activities that are deemed to constitute the practice of dentistry. Many states, including Florida, also prohibit dentists from splitting professional fees with non-practitioners or from practicing or advertising under any name other than the dentist's. Some states, including Florida, prohibit a non-licensed party (other than a professional partnership or corporation owned by dentists) from owning, maintaining or operating an office for the practice of dentistry. Many states also prohibit dentists from splitting fees with any person other than another dentist in the same professional group. In most cases, such laws do not prohibit reasonable payments for services under management agreements even if they are based on a percentage of the dentist's revenue. The laws in most states regarding fee splitting and the corporate practice of a dental professional have been subject to limited judicial and regulatory interpretation. In addition, many states impose limits on the tasks that may be delegated by a dentist to other staff members. While the Company believes that it is in compliance with all applicable laws and regulations, there can be no assurance that any review of the Company's business relationships or the operation of the Dental Centers by courts or other regulatory authorities will not result in determinations that could adversely affect the operations of the Company or that the regulatory environment will not change to restrict the Company's existing or future operations. These laws and their interpretation vary from state to state and are enforced by regulatory authorities with broad discretion. There can be no assurance that the legality of the Company's long-term Services and Support Agreement will not be successfully challenged or that enforceability of the provisions thereof will not be limited. In addition, certain provisions in its Services and Support Agreement, including provisions relating to non-competition covenants by the Coast Dentists, could be ruled unenforceable. See
"Business -- Services and Support Agreement." The laws and regulations of certain states in which the Company may seek to expand may require the Company to change the form of relationships entered into with dentists in a manner which may restrict the Company's operations in those states or may prevent the Company from acquiring the assets of or managing dental practices in those states. There can be no assurance that the laws and regulations of the state in which the Company presently maintains operations will not change or be interpreted in the future either to restrict or adversely affect the Company's relationships with dentists or the operation of Dental Centers. See "Business -- Government Regulation." Federal and state governments are currently considering various types of health law initiatives and comprehensive revisions to the current health care and health care insurance systems. Some of the proposals under consideration, or others that may be introduced, could, if adopted, have a material adverse effect on the Company's financial condition and results of operations. It is uncertain what legislative programs, if any, will be adopted in the future, or what actions Congress or state legislatures may take regarding health care reform proposals or legislation. There can be no assurance that future state or federal legislation or changes in the administration or interpretation of governmental health care programs will not adversely affect the Company's financial condition and results of operations. See
"Business -- Government Regulation."

     DEPENDENCE ON THE COAST FLORIDA P.A. The Company receives fees for services provided to the Coast Florida P.A. under a services and support agreement, but does not employ dentists or control the practices of the Coast Dentists employed by the Coast Florida P.A. The Company's revenue is dependent on revenue generated by the Coast Dentists and, therefore, effective and continued performance of the Coast Dentists during the term of the Services and Support Agreement is essential to the Company's long term success. The Services and Support Agreement with the Coast Florida P.A. is for a term of 40 years and may be terminated by the Coast Florida P.A. only for "cause," which includes a material default by or bankruptcy of the Company. Any material loss of revenue by the Coast Florida P.A. would have a material adverse effect on the Company. In the event of a breach of the Services and Support Agreement by the Coast Florida, P.A., there can be no assurance that the legal remedies available to the Company will be adequate to compensate the Company for its damages resulting from such breach. See "Business -- Services and Support Agreement."

     COMPETITION. The Company must compete with other companies which seek to acquire the allowable business assets of, provide management and other services to, and affiliate with existing dental practices. The Company is aware of several other companies which are actively engaged in businesses similar to that of the Company, some of which have substantially greater financial resources and longer operating histories than the Company. The Company assumes that additional companies with similar objectives may enter the Company's markets and compete with the Company and there can be no assurance that the Company will be able to compete effectively with such companies. The business of providing dental services is highly competitive in each of the markets in which the Dental Centers operate. The Coast Dentists compete with other dentists who maintain single offices or operate a single satellite office, as well as with dentists who maintain group practices or operate in multiple offices. Many of these dentists have more established practices in their markets. There can be no assurance that the Coast Dentists will be able to compete effectively with such other dentists. See "Business -- Competition."

     RISKS ASSOCIATED WITH MANAGED CARE CONTRACTS. As an increasing percentage of the population is covered by managed care organizations that provide dental coverage, the Company believes that its success will, in part, be dependent upon its ability to negotiate, on behalf of the Coast Florida P.A., contracts with HMOs and health insurance companies and other third party payors pursuant to which services will be provided on a risk-sharing or capitated basis. Under some of these agreements, the health care provider may accept a pre-determined amount per month per patient in exchange for providing all necessary covered services to the patients covered under the agreement. These contracts pass much of the risk of providing care from the payor to the provider. The proliferation of these contracts in markets served by the Company could result in greater predictability of revenue, but less certainty with respect to profitability. There can be no assurance, however, that the Company will be able to negotiate satisfactory arrangements on a risk-sharing or capitated basis. In addition, to the extent that patients or enrollees covered by these contracts require, in the aggregate, more frequent or extensive care than is anticipated, operating margins may be reduced or the revenue derived from these contracts may be insufficient to cover the costs of the services provided. In such a change of circumstances, the Company could incur losses. Any such reduction of earnings or losses could have a material adverse affect on the Company's results of operations. See "Business -- Government Regulation."

     APPLICABILITY OF ANTI-KICKBACK LAWS. Most states (including Florida) prohibit paying or receiving remuneration, direct or indirect, that is intended to induce referrals for dental services. Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of patients covered by Medicare or federally funded health programs such as Medicaid ("Federal Programs"), or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service that is covered by a Federal Program. The applicability of these provisions to many business practices in the health care industry, including the Company's Services and Support Agreement, has not been subject to judicial and regulatory interpretation. These laws provide for criminal and civil penalties. While the Company believes it is in compliance with these laws and regulations, the Company's relationships, including fee payments, with Coast Dentists and the Coast Florida P.A. have not been examined by federal or state authorities under these laws and regulations. There can be no assurance that changes in these laws and regulations or their interpretation will not affect the Company's current or future activities. See "Business -- Government Regulation."

     RISKS OF PROVIDING DENTAL SERVICES. The Coast Dentists provide dental services to the public and are exposed to the risk of professional liability and other claims. Such claims, if successful, could result in substantial damage awards to the claimants which may exceed the limits of any applicable insurance coverage. The Company does not control the practice of dentistry by the Coast Dentists or the compliance with regulatory and other requirements directly applicable to the Coast Dentists and their practices. Each Coast Dentist has undertaken, however, to comply with all applicable regulations and requirements, and the Company is indemnified under its Services and Support Agreement for claims against the Coast Dentists. The Company maintains liability insurance for itself and is named as an additional insured party on the liability insurance policies of the Coast Dentists. In addition, under the Services and Support Agreement, the Coast Florida P.A. is required to indemnify the Company for losses or liability relating to claims against the Coast Dentists. While the Company believes it has adequate liability insurance coverage, there can be no assurance that a pending or future claim or claims will not be successful and, if successful, will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs and on favorable terms. See "Business -- Services and Support Agreement."

     RISKS OF BECOMING SUBJECT TO LICENSURE. Federal and state laws regulate insurance companies, HMOs and certain other managed care organizations. Many states also regulate the establishment and operation of networks of health care providers. In most states, including Florida, these laws do not apply to discounted fee-for-service arrangements. These laws also do not generally apply to networks that are paid on a "capitated" basis, i.e. based on the number of covered persons the network is required to serve without regard to the cost of service actually rendered, unless the entity with which the network provider is contracting is not a licensed health insurer or HMO. There are exceptions to these rules in some states. For example, certain states require a license for a capitated arrangement with any party unless the risk-bearing entity is a professional corporation that employs the professionals. The Company believes that it is in compliance with the laws of the State of Florida with respect to the operation of the Dental Centers and the Company in Florida, but there can be no assurance that interpretations of these laws by the regulatory authorities in Florida or in the states in which the Company expands will not require licensure or a restructuring of some or all of the Company's operations. In the event that the Company is required to become licensed under these laws, the licensure process can be lengthy and time consuming and, unless the regulatory authority permits the Company to continue to operate while the licensure process is progressing, the Company could experience a material adverse change in its business while the licensure process is pending. In addition, many of the licensing requirements mandate strict financial and other requirements which the Company may not immediately be able to meet. Further, once licensed, the Company would be subject to continuing oversight by and reporting to the respective regulatory agency. The regulatory framework of certain jurisdictions may limit the Company's expansion into, or ability to continue operations within, such jurisdictions if the Company is unable to modify its operational structure to conform with such regulatory framework. Any limitation on the Company's ability to expand could have an adverse effect on the Company. See
"Business -- Government Regulation."

     DEPENDENCE ON KEY INDIVIDUALS. The success of the Company is dependent upon the continued services of the Company's senior management. The loss of the services of one or more of these individuals, including the Company's Chairman and Chief Executive Officer, Terek Diasti; its President, Chief Operating Officer and sole owner of the Coast Florida P.A., Adam Diasti; or its Chief Financial Officer, Joseph R. Smith, could have a material adverse effect on the Company. The Company believes that its future success will also depend in part upon its ability to attract and retain qualified management personnel. Competition for such personnel is intense and the Company competes for qualified personnel with numerous other employers, some of whom have greater financial and other resources than the Company. There can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Management."

     CONTROL BY PRINCIPAL STOCKHOLDERS. Upon completion of the Offering, Terek Diasti, Adam Diasti and Tim Diasti, as a group, will own approximately 62.1% of the outstanding shares of Common Stock (57.0% if the Underwriters' over-allotment options are exercised in full). Accordingly, these stockholders, as a group, will have the ability to control all matters requiring stockholder approval, including the election of the Company's directors and any amendments to the Company's Certificate of Incorporation and Bylaws, and to control the business of the Company. Such control could preclude any acquisition of the Company and could adversely affect the market price of the Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock."

     RISKS RELATED TO INTANGIBLE ASSETS. The Company's pro forma total assets reflect substantial intangible assets in the form of non-compete agreements and dental service agreements. These intangible assets are being amortized over their expected useful lives. There can be no assurance that the value of such intangible assets will ever be realized by the Company. The dental service agreements amount is being amortized on a straight-line basis over 25 years and the non-compete agreements amount is being amortized on a straight-line basis over nine years. The Company's policy is to evaluate on a regular basis whether events and circumstances have occurred that indicate all or a portion of the carrying amount of such assets may no longer be recoverable, in which case an additional charge to earnings would become necessary. Any future determination requiring the write-off of a significant portion of such unamortized assets would adversely affect the Company's results of operations. See Unaudited Pro Forma Combined Financial Information of the Company.

     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering, the Company will have outstanding 6,000,000 shares of Common Stock, of which the 2,000,000 shares sold in the Offering (2,300,000 shares if the Underwriters over-allotment options are exercised in full) and an additional 120,000 shares will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"). The remaining 3,880,000 shares (the "Restricted Shares") are subject to certain restrictions described below. Holders of 3,720,000 of the Restricted Shares will be eligible to sell a portion of such shares pursuant to

Rule 144 ("Rule 144") under the Securities Act beginning in 90 days following the completion of this offering, subject to manner of sale, volume, notice and information requirements of Rule 144. Notwithstanding the eligibility of certain shares to be sold following the completion of the Offering, such shares are subject to certain additional restrictions on transfer pursuant to certain agreements described below. Holders of the 160,000 remaining Restricted Shares will be eligible to sell a portion of such shares pursuant to Rule 144 beginning in April 1998. See "Shares Eligible for Future Sales."

     The Company and its executive officers and directors have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock or other capital stock of the Company, or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or transfers affected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements (the "Lock-up Agreements"). Sales of substantial amounts of Common Stock in the public market, or the availability of such shares for future sale, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise additional capital through an offering of its equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

     Additionally, the Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock subject to then outstanding stock options and Common Stock issuable pursuant to the Plans. The Company expects to file these registration statements promptly following the closing of the Offering, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the Lock-up Agreements, with the exception of those held by executive officers. See "Management" and "Shares Eligible for Future Sale."

     Following the Offering the Company may issue its Common Stock from time to time in connection with the acquisition of stock or assets of other companies. Such securities may be issued in transactions exempt from registration under the Securities Act.

     IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of shares of Common Stock in the Offering will experience immediate and substantial dilution, approximately $7.90 per share, in the net tangible book value per share of Common Stock from the assumed initial public offering price. See "Dilution."

     NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Company's Common Stock and there can be no assurance that an active public market for the Common Stock will develop or, if a trading market does develop, continue after the Offering. The initial public offering price will be determined by negotiations among the Company and the representatives (the "Representatives") of the Underwriters. See "Underwriting" for a description of the factors that will be considered in determining the initial public offering price. The market price of the Common Stock could be subject to significant fluctuations in response to variations in financial results or announcements of material events by the Company or its competitors. Quarterly operating results of the Company, changes in general conditions in the economy or the health care industry, or other developments affecting the Company or its competitors, could cause the market price of the Common Stock to fluctuate substantially. The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and that have often been unrelated to the operating performance of these companies. Concern about the potential effects of health care reform measures has contributed to the volatility of stock prices of companies in health care and related industries and may similarly affect the price of the Common Stock following the Offering. Any such fluctuations that occur following completion of the Offering may adversely affect the market price of the Common Stock.

     CERTAIN ANTI-TAKEOVER PROVISIONS. Certain provisions in the Company's Certificate of Incorporation and Bylaws and Delaware law may make a change in control of the Company more difficult to effect, even if a change in control were in the stockholders' interest. Such provisions include certain supermajority voting requirements contained in the Company's Certificate of Incorporation. The Company's Certificate of Incorporation also provides that the Board of Directors is divided into three classes of directors, elected for staggered three-year terms. In addition, the Company's Certificate of Incorporation allows the Board of Directors to determine the terms of preferred stock which may be issued by the Company without approval of the holders of the Common Stock, and thereby enables the Board of Directors to inhibit the ability of the holders of the Common Stock to effect a change in control of the Company. See "Description of Capital Stock -- Certain Provisions of Delaware Law."

     The Company has entered into employment agreements with three executive officers. Such agreements require the Company to pay certain amounts to such employees upon their termination following certain events including a change in control of the Company. Such agreements may inhibit a change in control of the Company. See "Management -- Employment Agreements."

                                  THE COMPANY

     The Company was incorporated in August 1992 as Sunshine Health Services Inc., a Florida corporation, and changed its name to Coast Dental, Inc. ("CDI") in August 1994. Effective January 1996, CDI was merged into Coast Dental Services, Inc., a Delaware corporation, for the purpose of reincorporating the Company in the State of Delaware and changing its corporate name. See Note 1 to the Financial Statements of the Company.

     As of October 4, 1996, the Company was managing 22 Dental Centers in Florida, 11 of which were internally developed and 11 of which were acquired. The Company opened two internally developed Dental Centers in both 1992 and 1993 and four and three internally developed Dental Centers in 1994 and 1995, respectively. The Company has added 11 acquired Dental Centers in 1996, including a single dental office in January 1996, seven dental offices in April 1996 (the "Volusia Acquisition") and three separate single dental offices in September 1996 (together with the Volusia Acquisition, the "Recent Acquisitions"). The total purchase price for the Volusia Acquisition was $1.8 million and the purchase prices for the other acquisitions completed in 1996 aggregated $660,000. See Notes 4 and 12 to Notes to Financial Statements of the Company and the Unaudited Pro Forma Combined Financial Information of the Company.

     The address of the Company's executive offices is 25400 U.S. Highway 19 North, Suite 225, Clearwater, Florida 34623. The telephone number at that address is (813) 726-5152.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company, at an assumed initial public offering price of $11.00 per share, are estimated to be approximately $19.7 million (after deducting underwriting discounts and commissions and estimated offering expenses).

     The Company intends to use the net proceeds from the Offering as follows:
(a) an aggregate of $15.0 million to finance the expansion of the Company through the addition of internally developed Dental Centers and acquired Dental Centers; (b) an aggregate of $2.5 million to repay outstanding indebtedness as follows: (i) $824,000 of notes payable to banks, which bear interest at rates currently ranging between 9.25% and prime plus 2% per annum and which mature from November 1997 to February 2000, (ii) $1.1 million of notes issued in connection with the Volusia Acquisition, which bear interest at 9% per annum and mature at various dates through October 2003, (iii) $330,000 of seller financed notes issued in connection with the addition of three acquired Dental Centers occurring after June 30, 1996 which bear interest at rates ranging between 8% and 9% per annum and mature at October 2001, and (iv) $240,000 of equipment lease obligations, which bear interest at rates currently ranging between 14% and 21% per annum; and (c) the balance of approximately $2.2 million for miscellaneous working capital and general corporate purposes. Terek Diasti and Adam Diasti provided personal guarantees in connection with the indebtedness being repaid with the net proceeds from the Offering, and such guarantees will be released upon such repayment. See "Certain Transactions." Pending such uses, the net proceeds will be invested in short-term, investment grade securities, certificates of deposit or direct or guaranteed obligations of the United States government.

     If the Underwriters' over-allotment options are exercised, the Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

     The Company has not paid or declared any dividends since its inception other than distributions of $216,751 to stockholders for taxable income earned by the Company through December 31, 1995 as an S Corporation. In addition, the Company intends to distribute to stockholders, out of its available cash balances, sufficient cash to pay federal income taxes on the earnings of the Company through the date of the closing of the Offering, as described in Note 2 to Notes to Financial Statements. At June 30, 1996, the amount of such distribution would have been approximately $215,000. The Company currently intends to retain all future earnings for the operation and expansion of its business and accordingly, the Company does not anticipate that any dividends will be declared or paid on the Common Stock for the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. The Company's current bank credit facilities place certain restrictions on the future payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1996, (i) on an actual basis, (ii) on a pro forma basis to give effect to the acquisitions of three dental offices in September 1996 and the payment of the S Corporation Distribution, and (iii) as adjusted for the issuance of 2,000,000 shares of Common Stock in the Offering at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom, which are estimated to be approximately $19.7 million (after deducting underwriting discounts and commissions and estimated offering expenses). This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Unaudited Pro Forma Combined Financial Information and related Notes thereto included elsewhere in this Prospectus.

                                                                         JUNE 30, 1996
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                              ACTUAL     PRO FORMA     AS ADJUSTED
                                                              ------     ---------     -----------
                                                                         (IN THOUSANDS)
Notes payable and current portion of long-term debt and
  capital lease obligations.................................  $  255      $   297        $    --
                                                              ======      =======        =======
Long-term debt and capital lease obligations................  $1,813      $ 2,297        $   100
                                                              ------      -------        -------
Stockholders' equity(1):
  Common Stock: $.001 par value; 50,000,000 shares
     authorized, 4,000,000 shares outstanding, 6,000,000
     shares outstanding, pro forma as adjusted..............       4            4              6
  Additional paid-in capital................................      24          348         20,006
  Retained earnings.........................................     705           --             --
                                                              ------      -------        -------
       Total stockholders' equity...........................     733          352         20,012
                                                              ------      -------        -------
          Total capitalization..............................  $2,546      $ 2,649        $20,112
                                                              ======      =======        =======

---------------

(1) Excludes 900,000 shares of Common Stock reserved for future issuance pursuant to the Plans. At June 30, 1996, options to purchase 90,577 shares of Common Stock have been granted under the Plans which are exercisable at the Offering price, none of which are presently exercisable. Gives retroactive effect to reverse stock splits resulting in an exchange of 1 share for 3.375 shares of Common Stock issued and outstanding. Additionally, at such time the Company increased the number of authorized shares of Common Stock to 50,000,000 shares, and the par value was changed to $.001 per share. See "Management -- Stock Incentive Plans," "Shares Eligible for Future Sale," and Note 12 of Notes to Financial Statements of the Company.

                                    DILUTION

     Purchasers of Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. At June 30, 1996, the pro forma net tangible book value of the Company was $(1.1 million), or $(0.27) per share. Pro forma net tangible book value per share is determined by dividing the Company's net tangible book value (tangible assets less total liabilities, after giving effect to the three dental offices acquired in September 1996 and the S Corporation Distribution as if they occurred as of June 30, 1996) by the number of shares of Common Stock outstanding. After giving effect, as of such date, to the sale of 2,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of the Company would have been $18.6 million or $3.10 per share. This represents an immediate increase in pro forma net tangible book value of $3.37 per share to existing stockholders and an immediate dilution in net tangible book value of $7.90 per share to new investors purchasing shares of Common Stock in the Offering. The following table illustrates this per share dilution:

    Assumed initial public offering price...........................               $ 11.00
      Net tangible book value (deficit) at June 30, 1996(1).........  $(0.27)
                                                                      ------
      Increase attributable to new investors........................    3.37
                                                                      ------
    Pro forma net tangible book value after the Offering............                  3.10
                                                                                    ------
    Dilution in net tangible book value to new investors............               $  7.90
                                                                                    ------

     The following table sets forth, on a pro forma basis at June 30, 1996, the differences between the existing stockholders and the new investors purchasing shares in the Offering with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share at an assumed initial public offering price of $11.00 per share:

                                           SHARES PURCHASED      TOTAL CONSIDERATION
                                          -------------------   ---------------------   AVERAGE PRICE
                                           NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                          ---------   -------   -----------   -------   -------------
    Existing stockholders...............  4,000,000     66.7%   $   352,466      1.6%      $  0.09
                                          ---------    -----      ---------    -----
    New investors.......................  2,000,000     33.3%    22,000,000     98.4         11.00
                                          ---------    -----      ---------    -----
              Total(1)..................  6,000,000    100.0%   $22,352,466    100.0%
                                          =========    =====      =========    =====

---------------

(1) Excludes 900,000 shares of Common Stock reserved for issuance under the Plans. To the extent that such stock options are eventually exercised, there may be further dilution to new investors. See "Management -- The Plans," "Shares Eligible for Future Sale" and Note 12 of Notes to Financial Statements. Assuming the Underwriters' over-allotment options are exercised in full, the number of shares held by existing stockholders will be reduced to 3,700,000 shares, or 61.7% of the total number of shares outstanding after the Offering, and the number of shares held by new investors will increase by 300,000 shares to 2,300,000 shares, or 38.3% of the total shares of Common Stock outstanding after the Offering. See "Principal and Selling Stockholders."

                       SELECTED PRO FORMA FINANCIAL DATA

     The pro forma financial data are derived from the Unaudited Pro Forma Combined Financial Information of the Company appearing elsewhere in this Prospectus. The Pro Forma Statement of Operations Data presented in the following table for the year ended December 31, 1995 and the six months ended June 30, 1996 give effect to (i) the Recent Acquisitions, including the Company's entering into a new Services and Support Agreement with the Coast Florida P.A., and (ii) the issuance of 2,000,000 shares of Common Stock in the Offering at an assumed initial public offering price of $11.00 per share and the application of the net proceeds therefrom, as if they had occurred at the beginning of the respective periods presented. The Pro Forma Balance Sheet Data presented in the following table at June 30, 1996 give effect to (i) the acquisition of three dental offices in September 1996, (ii) the S Corporation Distribution, and (iii) the consummation of the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds", as if they had occurred as of June 30, 1996.

     The pro forma financial data should be read in conjunction with the Unaudited Pro Forma Combined Financial Information of the Company and the related notes thereto included elsewhere in this Prospectus. Management believes the assumptions used in the Unaudited Pro Forma Combined Financial Information provide a reasonable basis on which to present the pro forma financial data. The pro forma financial data are provided for informational purposes only and should not be construed to be indicative of the Company's financial position or results of operations had the transactions and events described in the notes thereto been consummated on the dates assumed and are not intended to project the Company's financial condition or results of operations on any future date or for any future period.

                                                                                                  SIX MONTHS
                                                                              YEAR ENDED             ENDED
                                                                           DECEMBER 31, 1995     JUNE 30, 1996
                                                                           -----------------     -------------
                                                                             (IN THOUSANDS EXCEPT PER SHARE
                                                                                          DATA)
PRO FORMA STATEMENT OF OPERATIONS DATA:
Net revenue..............................................................       $ 6,798             $ 4,240
Dental Center expenses:
  Staff salaries.........................................................         2,072               1,269
  Dental supplies and lab fees...........................................           998                 551
  Advertising............................................................           598                 276
  Rent...................................................................           712                 405
  Depreciation and other.................................................           787                 315
                                                                                -------             -------
Total Dental Center expenses.............................................         5,167               2,816
                                                                                -------             -------
Gross profit.............................................................         1,631               1,424
  General and administrative expenses....................................         1,119                 506
  Depreciation and amortization..........................................           144                  89
                                                                                -------             -------
Operating income.........................................................           368                 829
  Interest expense -- net................................................            29                  24
                                                                                -------             -------
Income before income taxes...............................................           339                 805
  Income tax (expense) benefit...........................................          (135)               (314)
                                                                                -------             -------
  Net income.............................................................       $   204             $   491
                                                                                =======             =======
Earnings per share.......................................................       $  0.05             $  0.12
                                                                                =======             =======

                                                                                           JUNE 30, 1996
                                                                                           --------------
                                                                                           (IN THOUSANDS)
PRO FORMA BALANCE SHEET DATA:
Working capital..........................................................................     $ 17,361
Total assets.............................................................................       20,760
Total long-term debt, including current maturities.......................................          100
Stockholders' equity.....................................................................       20,012

      See Notes to the Unaudited Pro Forma Combined Financial Information.

                            SELECTED FINANCIAL DATA

     The following selected financial data with respect to the Company's statements of operation's for the years ended December 31, 1993, 1994 and 1995 and for the six months ended June 30, 1996 and the balance sheet data as of December 31, 1994, 1995 and June 30, 1996 are derived from the Financial Statements of the Company which have been audited by Deloitte & Touche LLP, independent accountants. The selected financial data presented below for the year ended December 31, 1992 and for the six months ended June 30, 1995 is unaudited and was prepared by management of the Company on the same basis as the audited Financial Statements included elsewhere herein and, in the opinion of management of the Company, include all adjustments necessary to present fairly the information set forth therein. The results for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year ending December 31, 1996 or future periods. The following data should be read in conjunction with the Financial Statements of the Company and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus.

                                                                                          SIX MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                 JUNE 30,
                                              --------------------------------------     -------------------
                                              1992      1993       1994       1995        1995        1996
                                              ----     ------     ------     -------     -------     -------
                                                       (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenue...............................  $398     $1,194     $1,868     $ 3,325     $ 1,586     $ 3,351
  Dental Center expenses:
    Staff salaries..........................    63        291        446         863         470         947
    Dental supplies and lab fees............    35        166        385         557         288         444
    Advertising.............................    71        155        221         351         205         262
    Rent....................................    33        140        218         296         146         305
    Other...................................    52        100        163         286         119         214
                                              ----     ------     ------      ------      ------      ------
  Total Dental Center expenses..............   254        852      1,433       2,353       1,228       2,172
                                              ----     ------     ------      ------      ------      ------
    Gross profit............................   144        342        435         972         358       1,179
  General and administrative expenses.......    --        296        580         682         353         433
  Depreciation and amortization.............    11         10          5          15          10          53
                                              ----     ------     ------      ------      ------      ------
    Operating income (loss).................   133         36       (150)        275          (5)        693
  Interest expense -- net...................     9         30         32          50          23          60
                                              ----     ------     ------      ------      ------      ------
  Income (loss) before income taxes.........   124          6       (182)        225         (28)        633
  Pro forma income tax (expense)
    benefit(1)..............................   (50)        (2)        73         (90)         11        (247)
                                              ----     ------     ------      ------      ------      ------
  Pro forma net income (loss)...............  $ 74     $    4     $ (109)    $   135     $   (17)    $   386
                                              ====     ======     ======      ======      ======      ======
  Pro forma net earnings per common share...                                 $  0.03                 $  0.10
                                                                              ======                  ======
  Weighted average shares outstanding
    (000s)..................................                                   4,000                   4,000
                                                                              ======                  ======
SELECTED OPERATING DATA:
  Number of Dental Centers(2)...............     2          4          8          11          10          19
  Gross revenue per Dental Center(3)........    NA         NA     $  535     $   590     $   303     $   303
  Number of dental chairs(2)................    11         22         35          56          50          82
  Number of Coast Dentists(2)...............     2          4          7          11          10          21
  Patient visits............................    NA     11,881     19,346      42,005      21,000      39,350
  Number of patient visits per dental
    chair(4)................................    NA        735        736         918         467         574

                                                           DECEMBER 31,
                                               -------------------------------------
                                               1992     1993      1994         1995             JUNE 30, 1996
                                               ----     -----     -----       ------            --------------
                                                          (IN THOUSANDS)                        (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital (deficit)..................  $(24)    $(228)    $(496)      $ (168)               $  155
  Total assets...............................   376       583       914        1,198                 3,450
  Long-term debt, including current
    maturities...............................   172       210       385          608                 2,069
  Stockholders' equity.......................   126       132       (50)         175                   733

---------------
 (1) Pro forma adjusted to reflect a 39% income tax rate as if the Company was taxed as a C Corporation during the periods presented.

 (2) Presented as of the end of the period.

 (3) Includes only Dental Centers open for at least one year as of the beginning of the period, so that two Dental Centers are included for 1994, four Dental Centers are included for 1995, four Dental Centers are included for the six months ended June 30, 1995 and 8 Dental Centers are included for the six months ended June 30, 1996.

 (4) Includes only Dental Centers that were opened for the entire period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

OVERVIEW

     The Company commenced the management of its first Dental Center in May 1992 and since that time has opened 11 internally developed Dental Centers and added 11 acquired Dental Centers. The Company currently manages a network of 22 Dental Centers in Florida, staffed by 24 dentists, which currently serve over 105,000 patients. The Company expects to expand the Coast Dental Network in new and existing markets through the addition of internally developed and acquired Dental Centers.

     The Company opened two internally developed Dental Centers in both 1992 and 1993 and four and three internally developed Dental Centers in 1994 and 1995, respectively. The average cost of an internally developed Dental Center is approximately $125,000, which includes the cost of equipment, leasehold improvements, working capital and funding of losses associated with the initial operations of the internally developed Dental Center. Profitability at internally developed Dental Centers has been attained in an average of three to four months from opening.

     The Company completed its first acquisition of one Dental Center in January 1996 for a purchase price of $40,000 and added seven acquired Dental Centers on April 1996 for purchase price of $1.8 million. The gross revenue for these eight acquired Dental Centers was approximately $3.5 million in 1995. Annualized gross revenue from the date of acquisition has, on average, increased 15% over the 12 month period ending January 30, 1996 for the seven acquired Dental Centers and December 31, 1995 for the one acquired Dental Center. Gross profit from center operations has increased from $176,000 for the same 12 month periods to $211,000 for the period following each acquisition date through August 1996. The Company believes implementation of the Coast Operating Model at each acquired Dental Center has driven these increases in revenue and profitability. The Company believes full integration of acquired Dental Centers generally requires six months. See Notes 4 and 12 of the Notes to Financial Statements of the Company.

     In September 1996, the Company added a total of three acquired Dental Centers located in Tampa, Wesley Chapel and Orlando, Florida. The combined purchase price for the three acquired Dental Centers was $620,000. For the 12 month period ended December 31, 1995 these three acquired Dental Centers had combined gross revenue in excess of $1.1 million. See "Certain Transactions" and the Financial Statements and Unaudited Pro Forma Combined Financial Information of the Company.

     Pursuant to the October 1996 Services and Support Agreement with the Coast Florida P.A., the Company provides capital for the development and growth of Dental Centers in addition to management and support services. Operating expenses of the Dental Centers are expenses of the Company and are recognized as incurred. Under the Services and Support Agreement, the Coast Florida P.A. pays a fee to the Company equal to approximately 76.0% of the Dental Centers' gross revenue. Prior to October 1996, the services and support fee paid to the Company averaged 78.5% of gross revenues.

     The Coast Florida P.A. currently derives its revenue from a combination of sources, including fees paid by private pay patients, indemnity insurance reimbursements and capitation payments from managed care companies. Medicare and Medicaid reimbursements currently account for approximately three percent of the revenue of the Coast Florida P.A. The Coast Florida P.A. currently maintains 11 capitated managed care contracts.

     The following table outlines the payor mix for the Coast Florida P.A. revenue for the periods presented:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                          -----------------   SIX MONTHS ENDED
                                                          1994        1995     JUNE 30, 1996
                                                          -----       -----   ----------------
    Self-pay............................................  100.0%       87.0%         55.0%
    HMOs................................................     --          --          30.0
    Private insurers....................................     --        12.0          12.0
    Medicare and Medicaid...............................     --         1.0           3.0
                                                            ---         ---           ---
      Total.............................................  100.0%      100.0%        100.0%
                                                            ===         ===           ===

     The Company has been an S Corporation for federal income tax purposes. The Company's S Corporation status will terminate upon the consummation of the Offering.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of net revenue, certain items in the Company's statements of operations for the indicated periods:

                                                    YEARS ENDED DECEMBER        SIX MONTHS
                                                             31,              ENDED JUNE 30,
                                                   -----------------------    --------------
                                                   1993     1994     1995     1995     1996
                                                   -----    -----    -----    -----    -----
    Net revenue..................................  100.0%   100.0%   100.0%   100.0%   100.0%
                                                   ------   ------   -----    ------   ------
    Dental Center expenses:
      Staff salaries.............................   24.3     23.9     26.0     29.7     28.2
      Dental supplies and lab fees...............   13.9     20.6     16.7     18.2     13.3
      Advertising................................   13.0     11.8     10.6     12.9      7.8
      Rent.......................................   11.8     11.7      8.9      9.2      9.1
      Other......................................    8.4      8.7      8.6      7.5      6.4
                                                   ------   ------   -----    ------   ------
              Total Dental Center expenses.......   71.4     76.7     70.8     77.5     64.8
                                                   ------   ------   -----    ------   ------
    Gross profit.................................   28.6     23.3     29.2     22.5     35.2
                                                   ------   ------   -----    ------   ------
    General and administrative expense...........   24.8     31.0     20.5     22.2     12.9
    Depreciation and amortization................    0.8      0.3      0.5      0.6      1.6
                                                   ------   ------   -----    ------   ------
    Operating income (loss)......................    3.0     (8.0)     8.2     (0.3)    20.7
    Interest expense.............................    2.5      1.7      1.5      1.5      1.8
                                                   ------   ------   -----    ------   ------
    Income (loss) before income taxes............    0.5     (9.7)     6.7     (1.8)    18.9
    Pro forma provision for income taxes.........   (0.2)     3.9     (2.7)      .7     (7.4)
                                                   ------   ------   -----    ------   ------
    Pro forma net income (loss)..................    0.3%    (5.8)%    4.0%    (1.1)%   11.5%
                                                   ======   ======   =====    ======   ======

Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995

     Net Revenue. Net revenue increased 111.3% from $1.6 million for the six months ended June 30, 1995 to $3.4 million for the six months ended June 30, 1996. This increase was caused primarily by a 49.0% increase in net revenue for the eight comparable Dental Centers (Dental Centers that were open throughout the periods being compared), which accounted for $136,005 of the net revenue increase, the three internally developed Dental Centers opened in 1995, which accounted for $473,000 of the increase, and the eight acquired Dental Centers added in 1996, which accounted for $770,753 million of the increase. Capitation payments received from eleven managed care contracts during the six months ended June 30, 1996 accounted for $377,000 of this increase. Increases in net revenue are primarily driven by increases in patient visits. Patient visits increased 87.4% from 21,000 for the six months ended June 30, 1995 to 39,350 for the six months ended June 30, 1996. This increase was caused primarily by an increase of 7,698 patient visits at the eight comparable Dental Centers, an increase of 2,752 patient visits at the three internally developed Dental Center and 7,900 patient visits at the eight acquired Dental Centers.

     Staff Salaries. Staff salaries increased 101.3% from $470,000 for the six months ended June 30, 1995 to $947,000 for the six months ended June 30, 1996. This increase was caused primarily by the increase in staff related to the opening of the three internally developed Dental Centers and the addition of eight acquired Dental Centers. Staff salaries include the compensation paid to the administrative staff at each Dental Center, including the dental assistants, office managers, sterilization technicians and front desk managers. As a percentage of net revenue, staff salaries decreased from 29.7% for the six months ended June 30, 1995 to 28.2% for the six months ended June 30, 1996. This decrease was caused primarily by staff levels at the eight comparable Dental Centers remaining relatively constant, while net revenue increased, which more than offset the increase in staffing due to the addition of internally developed and acquired Dental Centers. While an internally developed Dental Center can operate with a relatively limited dental staff in the early stages of development, the services of a dentist, dental hygienist, dental assistant and front desk manager are still required. As a result, staff salaries as a percentage of net revenue will typically be higher in the first six months of operation as patient visits are increased. In addition, for acquired Dental Centers, staff salaries as a percentage of net revenue will typically be higher in the first three months following acquisition as the Company implements the Coast Operating Model to increase productivity and efficiency.

     Dental Supplies and Lab Fees. Dental supplies and lab fees increased 54.0% from $288,000 for the six months ended June 30, 1995 to $444,000 for the six months ended June 30, 1996. This increase was caused primarily by the increase in patient visits and dental services provided at the eight comparable Dental Centers and the three internally developed and the eight acquired Dental Centers. As a percentage of net revenue, dental supplies and lab fees decreased from 18.2% for the six months ended June 30, 1995 to 13.3% for the six months ended June 30, 1996. This decrease was caused primarily by the Company changing suppliers in October 1995 and negotiating a more favorable supply agreement. In addition, as the Coast Dental Network expands into new markets, changing demographics have caused crowns and dentures as a percentage of total product mix to decrease. Crowns and dentures incur lab fees not related to other dental products and procedures provided.

     Advertising. Advertising expense increased 27.4% from $205,000 for the six months ended June 30, 1995 to $262,000 for the six months ended June 30, 1996. This increase was caused primarily by implementation of a more aggressive advertising program for the eight acquired Dental Centers. As a percentage of net revenue, advertising expense decreased from 12.9% for the six months ended June 30, 1995 to 7.8% for the six months ended June 30, 1996. This decrease was caused primarily by an increase in market penetration by comparable Dental Centers while advertising expenses remained relatively constant.

     Rent. Rent expense increased 109.3% from $146,000 for the six months ended June 30, 1995 to $305,000 for the six months ended June 30, 1996. This increase was caused primarily by the addition of the three internally developed Dental Centers and the eight acquired Dental Centers. As a percentage of net revenue, rent expense remained relatively constant, decreasing from 9.2% for the six months ended June 30, 1995 to 9.1% for the six months ended June 30, 1996. This decrease was caused primarily by the result of a greater increase in net revenue at the eight comparable Dental Centers offsetting higher than usual rent expense associated with the eight acquired Dental Centers.

     Other Expenses. Other expenses increased 79.8% from $119,000 for the six months ended June 30, 1995 to $214,000 for the six months ended June 30, 1996. This increase was caused primarily by increases in insurance costs, credit card discounts and other costs, which accounted for $74,000 of the increase, and depreciation expense, which accounted for $21,000 of the increase associated with the addition of the nine Dental Centers. As a percentage of net revenue, other expenses decreased from 7.5% for the six months ended June 30, 1995 to 6.4% for the six months ended June 30, 1996. This decrease was caused primarily by increased economies of scale associated with the increasing number of patient visits.

     General and Administrative Expenses. General and administrative expenses increased 22.8% from $353,000 for the six months ended June 30, 1995 to $433,000 for the six months ended June 30, 1996. This increase was caused primarily by corporate administrative salaries increasing, which accounted for $47,000 of the increase, and an increase in other general and administrative expenses, which accounted for $34,000 of the increase. As a percentage of net revenue, general and administrative expenses decreased from 22.3% for the six months ended June 30, 1995 to 12.9% for the six months ended June 30, 1996. This decrease was caused primarily by economies of scale realized through the centralization of Dental Center management. General and administrative expenses relate to substantially all expenses incurred at the corporate office.

     Depreciation and Amortization. Depreciation and amortization expense increase 449.7% from $10,000 for the six months ended June 30, 1995 to $53,000 for the six months ended June 30, 1996. As a percentage of net revenue, depreciation and amortization expense increased from 0.6% for the six months ended June 30, 1995 to 1.6% for the six months ended June 30, 1996. This increase was caused primarily by the recognition of amortization expense in 1996 related to a covenant not to compete agreement pursuant to the Volusia Acquisition, which accounted for $26,000 of the increase and depreciation expense incurred at the corporate office which accounted for $17,000 of the increase.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Net Revenue. Net revenue increased 78.0% from $1.9 million for 1994 to $3.3 million for 1995. This increase was caused primarily by a 14.2% increase in net revenue for the four comparable Dental Centers, all of which were internally developed and accounted for $224,000 of the net revenue increase, the four internally developed Dental Centers that were opened during 1994, which accounted for $431,000 of the increase, and the three internally developed Dental Centers opened in 1995, which accounted for $802,000 of the increase. Capitation payments received from eleven managed care contracts during 1995 accounted for approximately $20,000 of the increase. Patient visits increased 117.1% from 19,346 in 1994 to 42,005 in 1995. This increase was caused primarily by an increase of 6,509 patient visits at the four comparable Dental Centers, an increase of 6,228 patient visits at the four internally developed Dental Centers opened in 1994 and an increase of 9,922 patient visits at the three internally developed Dental Centers opened in 1995.

     Staff Salaries. Staff salaries increased 93.8% from $445,000 in 1994 to $863,000 in 1995. This increase was caused primarily by the increase in staff related to the addition of the four internally developed Dental Centers in 1994 and the three internally developed Dental Centers in 1995. As a percentage of net revenue, staff salaries increased from 23.8% in 1994 to 26.0% in 1995. This increase was caused primarily by the opening of internally developed Dental Centers in 1994 and 1995. Staff salaries at the comparable Dental Centers remained relatively constant.

     Dental Supplies and Lab Fees. Dental supplies and lab fees increased 44.5% from $385,000 in 1994 to $557,000 in 1995. This increase was primarily caused by the increase in patient visits and dental services provided at the four comparable Dental Centers, the four internally developed Dental Centers opened in 1994 and the three internally developed Dental Centers opened in 1995. As a percentage of net revenue dental supplies and lab fees decreased from 20.6% in 1994 to 16.7% in 1995. This decrease was caused primarily by the Company changing suppliers in October 1995 and negotiating a more favorable supply agreement. In addition, as the Coast Dental Network expands into new markets, changing demographics have caused crowns and dentures as a percentage of the total product mix to decrease.

     Advertising. Advertising expense increased 58.6% from $221,000 in 1994 to $351,000 in 1995. This increase was caused primarily by the Company's increased advertising for the four internally developed Dental Centers opened in 1994 and the three internally developed Dental Centers opened in 1995. As a percentage of net revenue, advertising expense decreased from 11.7% in 1994 to 10.6% in 1995. This decrease was caused primarily by increased economies of scale in advertising achieved through greater market penetration.

     Rent. Rent expense increased 35.8% from $218,000 in 1994 to $296,000 in 1995. This increase was caused primarily by the addition of the four internally developed Dental Centers opened in 1994 and the three internally developed Dental Centers opened in 1995. Rent expense at the four comparable Dental Centers remained relatively constant. As a percentage of net revenue, rent expense decreased from 11.7% in 1994 to 8.9% in 1995. This decrease was caused primarily by the increase in net revenue at comparable Dental Centers and the seven internally developed Dental Centers more than offsetting the increase in rent expense.

     Other Expenses. Other expenses increased 76.1% from $163,000 in 1994 to $287,000 in 1995. This increase was caused primarily by increases in insurance costs, credit card discounts and expenses related to the three internally developed Dental Centers opened during 1995, which accounted for $92,000 of the increase, and depreciation expense, which accounted for $32,000 of the increase. As a percentage of net revenue, other expenses remained relatively constant, decreasing from 8.7% in 1994 to 8.6% in 1995.

     General and Administrative Expenses. General and administrative expenses increased 17.5% from $580,000 in 1994 to $682,000 in 1995. This increase was caused primarily by corporate administrative salaries increasing $131,000 while other general and administrative expenses decreased $29,000. Additions to corporate staff were made in 1994 in anticipation of the Company's expansion in 1995. As a percentage of net revenue, general and administrative expenses decreased from 31.0% in 1994 to 20.5% in 1995. This decrease was caused primarily by economies of scale realized through the centralization of Dental Center management.

     Depreciation and Amortization. Depreciation and amortization increased 200.0% from $5,000 in 1994 to $15,000 in 1995. This increase was caused primarily by equipment purchases for the corporate office in 1995.

  Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     Net Revenue. Net revenue increased 56.4% from $1.2 million in 1993 to $1.9 million in 1994. This increase was caused primarily by a 60.0% increase in net revenue at one of the two comparable Dental Center, which accounted for $29,000 of the increase, two internally developed Dental Centers opened in 1993, which accounted for $417,000 of the increase, four internally developed Dental Centers opened in 1994, which accounted for 279,000 of the increase. Net revenue for the second comparable Dental Center decreased $51,000 in 1994. This decrease was caused primarily by the transition of dentists at this particular Dental Center. Patient visits increased 62.8% from 11,881 in 1993 to 19,346 in 1994. This increase was caused primarily by an increase of 3,271 patient visits at the four internally developed Dental Centers opened in 1994 and an increase of 722 patient visits at the two comparable Dental Centers.

     Staff Salaries. Staff salaries increased 53.2% from $291,000 in 1993 to $445,000 in 1994. This increase was caused primarily by an increase in staff related to the addition of two internally developed Dental Centers in 1993 and four internally developed Dental Centers in 1994. As a percentage of net revenue, staff salaries remained relatively constant, decreasing from 24.3% in 1993 to 23.9% in 1994. This decrease was caused primarily by the increase in net revenue more than offsetting the increase in staff salaries.

     Dental Supplies and Lab Fees. Dental supplies and lab fees increased 132.6% from $166,000 in 1993 to $385,000 in 1994. This increase was caused primarily by the increase in patient visits and dental services provided at the two comparable Dental Centers, the two internally developed Dental Centers opened in 1993, and the four internally developed Dental Centers opened in 1994. As a percentage of net revenue, dental supplies and lab fees increased from 13.9% in 1993 to 20.6% in 1994. This increase was caused primarily by increased spending on dental supplies in anticipation of increased patient visits at developing Dental Centers.

     Advertising. Advertising expense increased 42.3% from $155,000 in 1993 to $221,000 in 1994. This increase was caused primarily by increased advertising for the four internally developed Dental Centers opened in 1994. As a percentage of net revenue, advertising expense decreased 13.0% in 1993 to 11.8% in 1994. This decrease was caused primarily by an increase in net revenue in one of the comparable Dental Centers and continued development of the two internally developed Dental Centers opened in 1993 which more than offset increased advertising spending for the four internally developed Dental Centers opened in 1994.

     Rent. Rent expense increased 54.6% from $141,000 in 1993 to $218,000 in 1994. This increase was caused primarily by the opening of four internally developed Dental Centers in 1994 and a full year of rent expense associated with the two internally developed Dental Centers opened in 1993. As a percentage of net revenue, rent expense remained relatively constant, decreasing from 11.8% in 1993 to 11.7% in 1994.

     Other Expenses. Other expenses increased 63.0% from $100,000 in 1993 to $163,000 in 1994. This increase was caused primarily by an increase in depreciation expense related to equipment purchases for the two internally developed Dental Centers opened in 1993, which accounted for $44,000 of the increase. Increases in miscellaneous Dental Center expenses of $19,000 accounted for the remainder of the increase. As a percentage of net revenue, other expenses remained relatively constant, increasing from 8.4% in 1993 to 8.7% in 1994.

     General and Administrative Expenses. General and administrative expenses increased 96.0% from $296,000 in 1993 to $580,000 in 1994. This increase was caused primarily by an increase in training expenses associated with the implementation of the Coast Operating Model at the four internally developed Dental Centers opened in 1994. As a percentage of net revenue, general administrative expenses increased from 24.8% in 1993 to 31.1% in 1994.

     Depreciation and Amortization. Depreciation and amortization expense decreased 50.0% from $10,000 in 1993 to $5,000 in 1994. This decrease was caused primarily by depreciation related to the acquisition of equipment for corporate office purposes. As a percentage of net revenue, depreciation expense decreased from 0.8% in 1993 to 0.3% in 1994.

SEASONALITY

     The Company has traditionally experienced its highest volume of patient visits during the first and last quarters of the year and its lowest volume of patient visits in the summer. Individual Dental Centers typically experience increased patient visits during the period from October through March, when the population of Florida increases for the winter, and decreased patient visits during the summer months. Seasonality in recent periods has been mitigated by the impact of increased recurring revenues from managed care capitated contracts.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has financed its operations through a combination of commercial borrowings and cash generated from operations. Net cash provided by operations for the years ended December 31, 1993, 1994, 1995 and for the six months ended June 30, 1996 was $197,000, $135,000, $231,000, and
$645,000, respectively. Net cash provided by operations for 1993, 1994 and 1995 consisted primarily of net income and increases in accounts payable, offset by an increase in 1995 in the management fee receivable. For the six months ended June 30, 1996, net cash provided by operations consisted primarily of net income and increases in accounts payable and accrued expenses offset by an increase in management fees and other receivables.

     Cash used in investing activities for the years ended 1993, 1994 and 1995 of $175,000, $200,000 and $157,000, respectively, was almost exclusively related to the purchase of equipment and leasehold improvements related to the nine internally developed Dental Centers opened during those periods. For the six months ended June 30, 1996, cash used in investing activities of $1.7 million related primarily to the acquisition of tangible and intangible assets of eight acquired Dental Centers, one in January 1996 and seven in April 1996.

     Cash used in financing activities in 1993 was limited to $7,000. Cash provided by financing activities during 1994 and 1995 and the six month period ended June 30, 1996 was $147,000, $46,000 and $1.3 million, respectively. The increase was primarily due to higher levels of bank borrowings to support the Company's addition of both internally developed and acquired Dental Centers.

     On August 15, 1996, the Company entered into a revolving line of credit with Barnett Bank of Florida (the "Barnett Credit Agreement"), which provides an aggregate of $1.5 million for general working capital needs and expansion of the number of Dental Centers. The revolving line of credit bears interest at the rate of 1.5% per annum above Barnett Bank of Florida's prime rate and is payable on demand. Interest only is payable monthly. Amounts borrowed pursuant to the Barnett Credit Agreement are secured by a first security interest in most of the Company's assets, including its receivables and equipment, and are subject to repayment on demand. The Barnett Credit Agreement contains negative and affirmative covenants and agreements restricting the Company's disposition of assets, capital expenditures, acquisitions, operations and payment of dividends as well as requiring the maintenance of certain financial ratios. As of October 4, 1996 the Company had available approximately $1.3 million for borrowing under the Barnett Credit Agreement. The outstanding balance of the Barnett Credit Agreement is expected to be repaid from the net proceeds received from the Offering.

     On December 11, 1995, the Company entered into a revolving line of credit with the Bank of St. Petersburg (the "St. Petersburg Credit Agreement"), which provides an aggregate of $100,000 for general working capital needs and the addition of internally developed and acquired Dental Centers. The revolving line of credit bears interest at 2.0% per annum above the Bank of St. Petersburg's prime rate and amounts borrowed are secured by a first security interest in the Company's assets generally not secured by the Barnett Credit Agreement, including certain receivables and equipment, and are to be repaid in equal installments of $2,174 per month, plus interest. As of October 4, 1996 the Company had available approximately $15,000 for borrowing under the St. Petersburg Credit Agreement. The outstanding balance of approximately $85,000 is expected to be repaid from net proceeds received from the Offering.

     During 1996, the Company added 11 acquired Dental Centers at a cost of approximately $2.0 million, consisting of approximately $525,000 in cash and approximately $1.5 million of promissory notes issued by the Company. In certain acquisitions the Company has provided security in the assets purchased pursuant to seller financing. The interest rates on the notes range from 8% to 9% per annum and the maturity dates for the notes range from the date of the Offering to October 2003. Approximately $1.4 million of such notes shall be repaid from the net proceeds received from the Offering.

     Upon the completion of the Offering the Company will convert from an S Corporation to a C Corporation and will become obligated to pay federal and state income taxes. The Company, has historically distributed funds to its shareholders sufficient to pay their personal income tax liabilities attributable to the Company's earnings an S Corporation.

     The Company expects to add one internally developed and six acquired Dental Centers in the remainder of 1996 and at least 25 internally developed or acquired Dental Centers by the end of 1997. The average cost of an internally developed Dental Center is approximately $125,000, which includes the cost of equipment, leasehold improvements, working capital and funding of losses associated with the internal operations of the Dental Centers. Acquired Dental Centers typically generate sufficient cash flow to fund their operations. The Company plans to finance the addition of internally developed and acquired Dental Centers for the foreseeable future through a combination of bank financing, seller financing, issuances of Common Stock, cash flow from operations and the net proceeds to be received from the Offering. See "Use of Proceeds."

     Based upon the Company's anticipated capital needs for the remainder of 1996 and 1997, management believes that the combination of the funds expected to be available under the Company's revolving line of credit, cash flow from operations and the proceeds received from the Offering will be sufficient to meet the Company's funding requirements for the foreseeable future to conduct its operations and for further implementation of its growth strategy.

                                    BUSINESS

     Coast Dental Services, Inc. develops and manages an integrated network of general dentistry practices. As of October 4, 1996, the Company was managing 22 Dental Centers in Florida, staffed by 24 Coast Dentists serving over 105,000 patients. Of these 22 Dental Centers, 11 were internally developed and 11 were acquired by the Company. Management believes that the Coast Dental Network is the largest provider of general dentistry services in Florida. The Company expects to add one internally developed and six acquired Dental Centers for the remainder of 1996 and at least 25 internally developed or acquired Dental Centers in 1997.

DENTAL SERVICES INDUSTRY

     Industry sources have estimated that expenditures for all dental services in the United States were $45.2 billion in 1995 and growing at a rate of 7% per year. General dentistry is estimated to represent approximately 88% of all dental services performed in the United States. The Company believes several factors are driving the overall industry growth. First, as the "baby boom" generation ages, the demand for many higher priced dental maintenance products and procedures (such as crowns, bridges and dentures) will increase relative to the demand for other more routine, lower priced dental products and procedures (such as cleanings and fillings). Second, increasing attention to dental health and, in particular, to personal appearance has increased the demand for general dentistry services and cosmetic dental products and procedures (such as bonding and whitening). Finally, a greater percentage of the population is now covered by private or government funded dental health insurance thereby facilitating increased dental office visits and a greater utilization of general dentistry services. The United States dental industry is highly fragmented, consisting of more than 110,000 dental practices with approximately 84% of these practices operated by sole practitioners.

     The number of people covered by private dental insurance (i.e., managed care and indemnity plans) is expected to increase in the near future, due, in large part, to efforts by health insurers to gain a competitive advantage by offering dental insurance packages to both their present and prospective members. Payments for dental services by private insurance companies grew from approximately $3.8 billion in 1980 to approximately $16.8 billion in 1993. Many of these insurers are managed care companies, whose present focus is on the need to increase revenue and market share by offering a full range of health insurance options including dental insurance. The National Association of Dental Plans estimates that dental managed care companies' enrollments grew 27.3% in 1994 and 19.5% in 1995.

     In spite of the growth in private dental insurance, a significant portion of the United States population is not covered by any type of private or government funded dental insurance. A majority of this uninsured population is comprised of lower income individuals who cannot afford a basic level of dental services. As a result, many current government health care reform proposals include provisions for increased dental coverage. It is estimated that government funding for dental insurance grew 124% from 1990 to 1994.

     While both private and government funded dental insurance programs vary widely in their coverage and benefits, they are expected to impact the dental industry in two major ways. First, as more people obtain dental insurance of any kind, there should be increased demand for elective cosmetic procedures which are typically not covered. Second, health insurance companies, including HMOs and other managed care companies, are contracting with dental practitioners and dental practice networks to provide dental services on a capitated basis. Under capitated contracts, the dental practitioner or dental practice network agrees to accept a predetermined monthly fee per assigned patient in exchange for providing certain dental services to patients covered by the contract.

     The Company anticipates that, as the number of managed care plans and government funded programs providing dental insurance grows, pressures relating to cost containment by dental care providers will increase, as in many other sectors of the health care industry. Such cost containment pressures will likely place smaller dental care provider groups and individual practices at a significant disadvantage. These practices generally have higher operating costs because overhead must be spread over a relatively small revenue base and minimal purchasing power can be exercised with suppliers. Furthermore, in order to properly negotiate and administer dental managed care contracts, dental care providers must develop the necessary management infrastructure and sophisticated information systems which often exceed the capabilities of most sole practitioners and small dental practice groups.

     Traditionally, dentistry has operated as a highly-fragmented, professional "cottage" industry with most dentists practicing as sole practitioners or in dental groups containing three or less dentists. According to the ADA, more than 150,000 dentists provided dental services through 113,000 dental practices in the United States in 1994. The traditional sole practitioner or small dental practice group has historically managed all aspects of the dental practice, including administrative, purchasing, accounting and marketing functions. Dentists have not historically competed with each other based upon the pricing of their services and, therefore, pricing of dental services often varies little among traditional dental providers within a particular market. According to the ADA, the average dental practice generated revenue of approximately $320,000 in 1994, with less than 2% of the dental practices generating revenue in excess of $1.0 million.

     In order to remain competitive, dental care providers are increasingly consolidating. Much of this consolidation is taking place through the formation of dental physician practice management companies ("Dental PPMs"). Dental PPMs are growing in response to the demand by managed care companies for larger dental practice groups which can offer dental care over a wide geographic area. In addition, Dental PPMs generally have the management infrastructure and sophisticated information systems necessary to negotiate and manage the risk associated with capitated managed care contracts and to provide the contract administration expertise required by managed care companies. Furthermore, Dental PPMs allow dental practitioners to capture increased market share and incremental revenue through the addition of managed care contracts. However, the mere consolidation of practices and creation of a Dental PPM to manage the practices will most likely not, in itself, be sufficient to enhance the competitive position of the combined dental groups. Effective management and a cost efficient operating model are necessary for a Dental PPM to compete successfully in this changing and growing industry.

BUSINESS STRATEGY

     The Company's goal is to consolidate a leadership position in the development and management of general dentistry centers throughout Florida and the southeastern United States. Dental Centers utilize a uniform operating model (the "Coast Operating Model") developed by the Company to increase productivity and maintain the low cost delivery of quality general dentistry services. The key elements of the Coast Operating Model are: (i) focusing on the most common, high volume dental products and procedures which lend themselves to cost-effective delivery; (ii) centralizing management and administrative responsibilities, thus allowing Coast Dentists to concentrate on delivering high quality dental care; (iii) facilitating the training of the Dental Center staff in the most efficient techniques for delivering high volume, quality dental services; and (iv) stimulating demand through a combination of value pricing and marketing programs designed to meet the needs of each Dental Center. The Company plans to expand the Coast Dental Network, to maximize economies of scale in management and administration, materials procurement and marketing, and to facilitate contracting with managed care companies. The Company plans to increase penetration in currently served regions and to expand into new contiguous markets throughout the southeastern United States through the addition of internally developed and acquired Dental Centers.

  The Coast Operating Model

     The focus of the Company is to manage Dental Centers providing general dentistry services. General dentistry is estimated to represent approximately 88% of all dental services performed in the United States. General dentistry products and procedures provided by the Dental Centers include, but are not limited to, sealants, crowns, bridges, dentures, examinations, cleaning, polishing, whitening, filling cavities, simple root canals and extractions, but exclude orthodontics, periodontics, endodontics and oral surgery which require specialized care. Dental Centers focus on the most common, high volume general dentistry products and procedures which lend themselves to cost-effective delivery, emphasizing crowns, bridges and dentures. As a result, Coast Dentists are able to offer more affordable dental products and procedures, often at prices 25% below the national average for certain comparable dental products and procedures.

     In addition to providing dental care, the traditional dental practitioner typically performs all the management and administrative functions for the practice, including billing, purchasing, accounting and the hiring of administrative personnel. Through the Coast Operating Model, the Coast Dentist is relieved of most management and administrative responsibilities, allowing the Coast Dentist to concentrate on delivering high quality general dental care, thus maximizing both productivity and efficiency. The Company provides its Dental Centers with management and financial information systems which improve each Dental Center's cost efficiency and maintain greater uniformity in the delivery of dental care services. The Company believes that its management controls and quality assessment programs are generally more comprehensive than those of traditional sole dental practitioners and small dental groups and have contributed significantly to the delivery of high quality dental care within the Coast Dental Network.

     After a dentist joins the Coast Florida P.A., they are familiarized with the Company's operating systems at the Company's headquarters in Tampa, Florida. The Company also employs training teams which travel to each new Dental Center to train the Dental Center's business staff with respect to the Company's operating systems. Follow-up visits by the training team are conducted approximately six months following the opening of each Dental Center to maintain the business operations of the Dental Centers. The Coast Florida, P.A. conducts initial training for its dental professionals regarding standardized dental techniques and systems which seek to establish uniform standards for providing high quality and cost effective dental services. Thereafter, periodic continuing education and training sessions are provided by the Coast Florida P.A. for reinforcement of its dental techniques and systems as well as for new procedures and practices to be utilized throughout the Coast Dental Network. In addition, the Company assists the Coast Florida P.A. in the implementation of quality assessment programs designed to monitor and assist in maintaining high standards of dental care.

     Demand is stimulated at each Dental Center through a combination of value pricing and direct marketing to the consumer. The Company assists in developing and implementing aggressive and innovative direct marketing plans for each Dental Center, utilizing local radio and print advertising and marketing promotions to highlight each Dental Center's convenient location and affordable prices. During 1995, an average of approximately 8% of each Dental Center's revenue was spent on advertising and marketing. In contrast, the traditional dentist's office, which relies primarily on referrals from dentists and patients, spent approximately 2% of revenue on advertising and marketing.

  The Coast Dental Network

     The Company's goal is to consolidate a leadership position in the development and management of general dentistry centers throughout Florida and the southeastern United States. The Company plans to effect certain economies of scale in management, materials procurement and direct marketing through the expansion of the Coast Dental Network. The Company intends to centralize many administrative and management functions, such as accounting, staffing, training and billing, thereby more effectively managing its overhead. In addition, expansion of the Coast Dental Network maximizes the effectiveness of marketing programs to both customers and managed care companies. Finally, the Company anticipates that it will be able to increase its negotiating leverage with managed care companies and purchasing power with suppliers.

     The Company facilitates negotiating and contracting with managed care companies who generally have an established presence in local regions served, or expected to be served, by the Company's Dental Centers. The Company believes it is well positioned to attract significant additional business from HMOs and other managed care companies, which generally prefer to deal with health care providers that can offer extensive regional coverage to their members. The Coast Florida P.A. has recently entered into arrangements with several leading HMOs.

     Presently, managed care companies are focusing on dental care to gain a competitive advantage by offering a full range of health care coverage. Utilizing the Coast Operating Model, the Company is well positioned to continue to take advantage of the growing managed care business even as cost containment becomes a factor. In addition, an increase in patients provided through managed care contracts creates an opportunity for the Coast Dentists to proactively sell elective dental products and procedures that may not be covered by a particular dental plan.

     The Company is expanding into select markets through the implementation of a well formulated and controlled strategy. When evaluating whether or not to enter a new region, the Company considers a number of factors. First, the Company studies the demographics of the local area. The Company also reviews the competition for general dentistry services in the local area with the objective of being able to offer its dental services at substantially more affordable prices than its local competitors. The Company also seeks locations containing substantial numbers of consumers who are covered by dental managed care plans, but who have access to only a limited number of general dentistry providers through these plans. The Company expects to add one internally developed and six acquired Dental Centers by the end of 1996 and at least 25 internally developed or acquired Dental Centers in 1997.

     While targeting potential markets for the location of an internally developed Dental Center, the Company seeks to contract with managed care companies serving a particular market. By contracting with managed care companies prior to entering a new market, the Company is able to establish a minimum recurring revenue stream during the early stages of development. In some cases, managed care companies will also provide long-term financing for internally developed Dental Centers. The Company typically seeks to locate in large shopping centers, where pedestrian traffic is heavy. This provides the Dental Center with the opportunity to rapidly increase patient revenue beyond the minimum guaranteed managed care revenue through the implementation of a direct marketing program. Internally developed Dental Centers typically require 90 days to prepare for opening. During the initial phase of development, the Dental Center operates on a limited schedule with a reduced staff until sufficient productivity is achieved. Generally, Coast Dentists who have experience utilizing the Coast Operating Model are placed in new internally developed Dental Centers, often providing services at two locations until a full-time Coast Dentist is required.

     In evaluating potential acquired Dental Centers, the physical plant and equipment of the Dental Center is evaluated, as are historical revenue and expense levels, including the mix of managed care and fee-for-service revenue. The Company targets Dental Centers which are self supporting, but which can benefit from the Company's implementation of the Coast Operating Model. The Company generally seeks to affiliate with dentists who are willing to remain in practice as Coast Dentists. Following the acquisition of a Dental Center, a post-acquisition team is actively involved in the integration of the Dental Center into the Coast Dental Network. This integration includes centralizing many administrative and management functions and bringing the Dental Center on line with the Company's management information systems. The Company believes the full integration of an acquired Dental Center, including the implementation of the Coast Operating Model, generally takes approximately six months to complete.

     In 1995, the average revenue production for Coast Dentists affiliated with the Company for at least 12 months was approximately $500,000 compared to the national average of approximately $320,000 for sole practitioners. In 1995, each Dental Center managed by the Company for at least twelve months averaged 125 patient visits per week compared to the 1994 national average of approximately 80 patient visits per week for sole practitioners. Profitability at internally developed Dental Centers has been attained in an average of three to four months from opening. Acquired Dental Centers have experienced an average increase of 25% in productivity and 15% in earnings before interest and taxes in the six month period following a completed acquisition, as compared to the six month period immediately prior to the acquisition.

COAST DENTAL CENTER LOCATIONS

     The current locations of the Dental Centers and the date each was opened or acquired are as follows:

                                  CURRENT                              DATE OPENED
                                 LOCATIONS                             /ACQUIRED*
                                ----------                           ---------------
        Holiday....................................................  May 1992
        Port Richey................................................  September 1992
        Spring Hill................................................  April 1993
        Clearwater.................................................  September 1993
        Largo......................................................  May 1994
        Oldsmar....................................................  August 1994
        Dunedin....................................................  November 1994
        Tampa......................................................  December 1994
        St. Petersburg.............................................  January 1995
        Tampa......................................................  March 1995
        Titusville.................................................  December 1995
        Tampa......................................................  January 1996*
        Daytona....................................................  April 1996*
        Daytona....................................................  April 1996*
        Deltona....................................................  April 1996*
        Orange City................................................  April 1996*
        Ormond Beach...............................................  April 1996*
        Palm Coast.................................................  April 1996*
        Port Orange................................................  April 1996*
        Tampa......................................................  September 1996*
        Wesley Chapel..............................................  September 1996*
        Orlando....................................................  September 1996*

SERVICES AND OPERATIONS

     The Company is primarily responsible for the management and administrative functions of its Dental Centers, but does not provide dental care. The Company provides financial, accounting, billing, training, marketing assistance and collection services for each of its Dental Centers and employs the Dental Center's administrative personnel. The Coast Florida P.A. maintains full control over the dental practices of the Coast Dentists, employs the Coast Dentists and their hygienists and sets standards of care in order to promote the provision of quality dental care. The Coast Florida P.A. is also responsible for compliance with state and local regulations of the practice of dentistry and with license or certification requirements. Each Coast Dentist is responsible for acquiring and maintaining professional liability insurance.

     Advertising and Marketing. The Company assists in developing and implementing aggressive and innovative direct marketing plans for each Dental Center, utilizing local radio and print advertising and marketing promotions. The Company produces all broadcast advertising internally and tailors such advertising to the particular local market. The name of the Coast Dentist is prominently featured in each advertisement. The advertising typically highlights affordable services and convenient locations.

     Managed Care Contracts. The Coast Dental Network is marketed to HMOs, health insurance companies and other third party payors who have an established presence in regional markets served, or expected to be served, by the Company's Dental Centers. The Company provides expertise to the Coast Florida P.A. and assists in the negotiation of contracts with managed care companies. In some instances, the managed care contract provides for a monthly pre-determined lump sum amount or per patient amount, while in other instances, the managed care contract provides for certain discounts or fixed fees for dental services provided under the contract. The managed care contracts are typically for one year terms which automatically renew for additional one year periods unless terminated by either party. The Company believes that managed care contracts provide the Dental Centers with a steady patient flow and predictable revenue.

     Management Information Systems. The Company utilizes information systems which track important data related to each Dental Center's operations and financial performance. The Company monitors all expenditures on advertising in order to advise the Coast Florida P.A. as to where advertising expenditures need to be increased or decreased. The Company's systems also track new patient cases for each of its Dental Centers and develop programs to monitor whether new patient services at the Dental Centers are at projected levels. Billing and collection information is sent daily by each of the Dental Centers to the Company for processing. The Company also provides each of the Dental Centers with monthly operating data and quarterly financial statements. The Company provides an analysis of the financial results and recommends changes to improve the financial performance of the Dental Center. This analysis allows a Dental Center to make periodic adjustments in marketing and operations.

     Recruiting and Training. The Coast Florida P.A. is responsible for the employment and supervision of all Coast Dentists and dental hygienists in each Dental Center. Each Coast Dentist is a graduate of an accredited dental program, and each Dental Center is supervised by a Coast Dentist with at least three years of experience. The Coast Florida P.A. maintains full control over the dental practice of the Coast Dentists and sets standards of practice in order to promote quality dental care. All personnel, other than Coast Dentist's and dental hygienist, are employees of the Company. The Company, while not engaged in the practice of dentistry, assists the Dental Center in the day-to-day operations and management of personnel. The Coast Florida P.A. is responsible for compliance with state and local regulations of the practice of dentistry and with license or certification requirements.

     Staffing and Scheduling. The Dental Centers are generally open from 8:30 a.m. to 5:00 p.m., Monday through Friday. A Dental Center will increase its hours and open on Saturday if necessary to accommodate additional patient visits. A Coast Dentist may rotate to another Dental Center in order to accommodate unusual volume at that Dental Center. Currently, the staff of a typical Dental Center consists of one dentist, one hygienist, one office manager, one receptionist and three dental assistants. The staffing and scheduling procedures, which are a part of the Coast Operating Model, allow the Coast Dentists to spend substantially all of the time they are in the Dental Center working with patients. The Coast Dentists provide services to an average of 25 patients per day versus the industry standard of 16 patients per day.

     Purchasing and Distribution. Because of the growing number of Dental Centers, the Company is able to make purchases of dental supplies and inventory, equipment, and office furniture at reduced per unit costs. The Company negotiates arrangements with suppliers that provide cost savings to each of the Dental Centers. Dental equipment supplies are obtained by the Company as directed by the Coast Florida P.A. Dental and administrative supplies are purchased by the Company and distributed on a just-in-time basis to each Dental Center, thereby limiting storage of unused inventory and supplies.

     Facilities. All Dental Centers are leased and are generally located either in shopping centers or professional office buildings. Substantially all of the Dental Centers include private treatment rooms and large patient waiting areas rather than one large treatment area. Dental Centers typically range from six to 12 treatment rooms and range in size from 1,200 square feet to 3,900 square feet. Pursuant to its Services and Support Agreement, the Company provides office facilities and dental equipment to the Coast Florida P.A.

SERVICES AND SUPPORT AGREEMENT

     The Company has entered into a Services and Support Agreement with the Coast Florida P.A. pursuant to which the Company is the exclusive business manager, to the extent allowable by law, of the Dental Centers. As Dental Centers are acquired or internally developed in Florida by the Company and the Coast Florida P.A., the Dental Centers are expected to be governed by the existing Services and Support Agreement, subject to possible future modification or amendment.

     Under the Services and Support Agreement, the Company is obligated to provide comprehensive administrative and business services and support including, among other things, to: (i) provide, maintain and repair all offices, equipment and furnishings, (ii) employ all non-professional personnel necessary for the operation of the Dental Centers, (iii) provide payroll services, (iv) implement standard business systems and procedures and provide systems and procedures training, (v) order all general business inventory and supplies required by the Dental Centers and handle accounts payable, (vi) establish and maintain information systems and provide accounting and bookkeeping services,
(vii) monitor compliance with rules and regulations applicable to Dental Center business, (viii) provide marketing assistance, (ix) provide advisory services regarding future offices, and (x) provide assistance in billing and collections, all as to the extent permitted by law.

     The Services and Support Agreement provides that the Coast Florida P.A. is responsible for, among other things, (i) employing and supervising all dentists and dental hygienists, (ii) compliance with all laws, rules and regulations relating to dentists and dental hygienists, (iii) participating in quality assurance/utilization review programs, (iv) maintaining proper dental patient records, and (v) maintaining professional liability insurance with limits of not less than $100,000 per claim and aggregate policy limits of not less than $300,000.

     Under the terms of the Services and Support Agreement, the Coast Florida, P.A. is required to indemnify, hold harmless, and defend the Company from and against any and all claims from negligent or intentional acts or omissions, including the performance of dental services, by the Coast Florida, P.A. and its employees. The Company is required to indemnify, hold harmless and defend the Coast Florida, P.A. from and against any and all claims resulting from negligent or intentional acts or omissions by the Company.

     As compensation for its management services under the October 1996 Services and Support Agreement, the Coast Florida P.A. pays the Company a monthly services and support fee equal to 76% of the gross revenue of the Dental Center. Dental Center expenses paid by the Company include all operating and nonoperating expenses incurred in the Dental Center except for the salaries and benefits of the Coast Dentists and dental hygienists, federal and state income taxes, bad debt, and any other expenses designated as an expense of the Coast Florida P.A.

     Pursuant to the Services and Support Agreement, an advisory board ("Advisory Board") consisting of one member designated by the Company, and one member designated by the Coast Florida P.A., will have the responsibility for, among other things, (i) reviewing any renovation and expansion plans and capital equipment expenditures relating to the Coast Florida P.A., (ii) approving the ancillary services provided by the Coast Florida P.A., (iii) providing input on agreements with institutional care providers and third party payors, (iv) assisting the Company in developing long-term strategic planning objectives, (v) providing advice regarding the priority of major capital expenditures and (vi) resolving disputes between the Company and the Coast Dentists. Due to legal restrictions in the State of Florida, the Services and Support Agreement prohibits the Company from exercising any control, either direct or indirect, over the Coast Dentists' professional decisions, patient records, and decisions relating to pricing, advertising, office personnel and hours of practice.

     The Services and Support Agreement is for a term of 40 years which automatically renews annually and is terminable by the Company if the Company determines that any applicable legislation, rule or regulation may have an adverse effect on the Company's rights, remedies or discretion under the Services and Support Agreement. The Services and Support Agreement is terminable by either party if the other party materially defaults in the performance of any of its obligations under the Services and Support Agreement and such default continues for a certain period of time after notice, or if the other party files a petition for bankruptcy or other similar events occur. The Services and Support Agreement provides that it shall be amended by the parties in the event of any regulatory matters affecting the validity of the Services and Support Agreement as is necessary to bring it into compliance. However, the Company may terminate the Services and Support Agreement if amendment will not preserve the underlying financial arrangement.

     During the term of the Services and Support Agreement, the Company and the Coast Florida P.A. agree not to disclose certain confidential and proprietary information regarding the other. The Coast Florida P.A. is required under the Services and Support Agreement to use its best efforts to enter into and enforce written employment agreements with each of its professional employees containing covenants not to compete with the Coast Florida P.A. in a specified geographic area for a specified period of time after termination of the employment agreement. The employment agreements provide for liquidated damages and injunctive relief in the event of a breach of the covenant not to compete. Under the Services and Support Agreement, the Company is to be designated as a third party beneficiary in the employment agreements between Coast Florida P.A. and the Coast Dentist.

     The Company plans to continue to use the current form of its Services and Support Agreement to the extent possible and marketable, as it enters into new states or into arrangements with other dental practices. However, the terms of future agreements may differ according to market conditions and the statutory or regulatory requirements of the particular state in which the dental practice is located.

GOVERNMENTAL AND STATE REGULATIONS

     General Overview. The Company's operations and relationships are subject to a variety of governmental and regulatory requirements relating to the conduct of its business. The Company is also subject to laws and regulations which relate to business corporations in general. The Company believes that it exercises care in an effort to structure its practices and arrangements with dental practices to comply with relevant federal and state law and believes that such arrangements and practices comply in all material respects with all applicable statutes and regulations. The health care industry and dental practices are highly regulated, and there can be no assurance that the regulatory environment in which the Company operates will not change significantly and adversely in the future. In general, regulation of health care providers and companies is increasing.

     There are currently several federal and state initiatives designed to amend regulations relating to the provision of health care services, the access to health care, the costs of health care and the manner in which health care providers are reimbursed for their services. However, it is not possible to predict whether any such initiatives will be enacted as legislation or, if enacted, what their form, effective dates or impact on the Company will be. See "Risk Factors -- Government Regulation."

     Every state imposes licensing requirements on dentists and on their facilities and services. In addition, many states require regulatory approval, including certificates of need, before establishing certain types of health care facilities, offering certain services or making expenditures in excess of statutory thresholds for health care equipment, facilities or programs. The execution of a management agreement with a dental practice does not in most states require any health care regulatory approval on the part of the Company or the dental practice. However, in connection with the expansion of existing operations and the entry into new markets, the Company and its associated dental practice may become subject to additional regulation. See "Risk
Factors -- Government Regulation."

     State Laws Prohibiting Corporate Practice of Dentistry. The laws of many states prohibit dentists from splitting professional fees with non-practitioners and prohibit entities, such as the Company, from employing dentists or engaging in other activities that are deemed to constitute the practice of dentistry. Some states prohibit a non-licensed party (other than a professional partnership or corporation owned by dentists) from owning, maintaining or operating an office for the practice of dentistry. The Company contracts with the Coast Florida P.A. (which is owned solely by Dr. Adam Diasti, a licensed dentist employed by the professional association and a director and executive officer of the Company), which in turn employs or contracts with other licensed dentists to provide professional services. The Company performs only non-professional services, does not represent to the public or its clients that it offers professional services and does not exercise influence or control over the practices of the Coast Dentists or dental hygienists employed by the Coast Florida P.A. Furthermore, as required by Florida law, the Coast Florida P.A. maintains complete care, custody and control of all equipment and dental supplies used for the provision of dental services. Accordingly, the Company believes it is not in violation of applicable state laws relating to the corporate practice of dentistry, or the maintenance of a dental office. Many states also prohibit dentists from splitting fees with any person other than another dentist in the same professional group. In most cases, such laws do not prohibit reasonable payments for services under management agreements even if they are based on a percentage of the dentist's revenue. The laws in most states regarding fee splitting and the corporate practice of a dental profession have been subject to limited judicial and regulatory interpretation. There can be no assurance that regulatory authorities or other parties will not assert that the Company is engaged in the corporate practice of dentistry or the maintenance of a dental office or that the percentage fee arrangements between the Company and the Coast Florida P.A. constitute fee splitting or the corporate practice of dentistry. If such a claim were successfully asserted in any jurisdiction, the Company could be subject to civil and criminal penalties under such jurisdiction's laws and could be required to restructure its contractual arrangements. In addition, certain provisions in its current contractual arrangements, including non-competition covenants by the practitioners, could be ruled unenforceable. Such results or the inability to successfully restructure contractual arrangements could have a material adverse effect on the Company's financial condition and results of operations.

     Fraud and Abuse Laws. Most states (including Florida) prohibit paying or receiving remuneration, direct or indirect, that is intended to induce referrals for dental services. Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of patients covered by Medicare or federally funded state health program such as Medicaid ("State Programs"), or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service that is covered by Medicare or a State Program.

     Federal and state laws also prohibit any person from knowingly and willfully making any false statement or misrepresentation of a material fact in seeking payment for items or services. The applicability of these provisions to many business practices in the health care industry, including the Company's management agreements with dental practices, has not been subject to judicial and regulatory interpretation. These laws provide for criminal and civil penalties. The Company's relationships, including fee payments, with Coast Dentists and the Coast Florida P.A. have not been examined by federal or state authorities under these laws and regulations. The Company believes that the compensation it receives under its Services and Support Agreement with the Coast Florida P.A. is for management services and is not paid in whole or in part to induce the Company to influence referrals or to arrange for the purchasing or ordering of items or services, therefore, the Company believes it is in compliance with these laws. There is no assurance changes in these laws or their interpretation will not affect the Company's current or future activities.

     Self-Referral Laws. Many states, subject to certain exceptions, prohibit referrals for certain health services if the referring dentist has an ownership interest in and/or a compensation arrangement with the entity receiving the referral. Many states require the dentist to disclose such interests to patients. Federal law, subject to certain exceptions, prohibits certain Medicare and Medicaid referrals to entities in which a dentist has an ownership interest or with which the dentist has a compensation arrangement. The federal law and most state laws have exceptions for in-office services provided under the direct supervision of the dentist. The Company believes that its arrangements with its Coast Dentists comply with these laws. There is no assurance that changes in these laws or their interpretation will not affect the Company's current or future activities.

     Regulatory Compliance. The Company believes that health care regulations will continue to change, and as a result, regularly monitors developments in health care law. The Company expects to modify its agreements and operations from time to time as the business and regulatory environment change. However, there can be no assurance that such change will not adversely affect the ability of the Company to operate as it currently does or to remain profitable in doing so.

INSURANCE

     The Company's business entails an inherent risk of claims of liability. The Coast Dentists are involved in the delivery of health care services to the public and, therefore, are exposed to the risk of professional liability claims. Claims of this nature, if successful, could result in substantial damage awards to the claimants that may exceed the limits of any applicable insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. The Company is indemnified under its Services and Support Agreement for claims against the Coast Florida P.A.'s, maintains liability insurance for itself, and negotiates liability insurance for the Coast Dentists. Successful malpractice claims asserted against the Coast Florida P.A.'s, however, could have an adverse effect on the Company's profitability. The Company maintains professional liability and general liability insurance on a claims-made basis in the amounts of $1.0 million per incident, and $3.0 million in the aggregate per annum, along with a $5.0 million umbrella policy. While the Company believes it has adequate liability insurance coverage, there can be no assurance that a pending or future claim or claims will not be successful or, if successful, will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs and on favorable terms.

COMPETITION

     The Company is aware of several other companies which are actively engaged in the consolidation of existing dental practices and providing management services to dental practices, some of which may have substantially greater financial resources and longer operating histories than the Company. The Company assumes that additional companies with similar objectives may enter the Company's markets and compete with the Company. The primary basis of competition between dental PPMs are the extent of the dental care network, management expertise and experience, sophistication of management information systems, the elements of its operating system, the availability of managed care business, opportunity for career enhancement of potential associated dentists, liquidity, high visibility, pricing in acquisition and management agreements, degrees of control required by the merger and the size of operations.

     The business of providing dental services is highly competitive in each of the markets in which the Dental Centers operate. The primary bases of competition within the dental services industry are price of services, marketing exposure, convenience of location and traffic flow of location, hours of operation, reputation, managed care contracts, quality of care, and appearance and usefulness of facility and equipment. Coast Dentists compete with other dentists who maintain single offices or operate a single satellite office, as well as with dentists who maintain group practices or operate in multiple offices. Many of those dentists have more established practices in their markets.

SERVICE MARKS

     The Company applied for registration of the service marks "Coast Dental" and the Company logo with the United States Patent and Trademarks Office in 1996 which application is currently pending.

EMPLOYEES

     At October 1, 1996, the Company had 114 full-time and part-time employees, of which approximately 16 were employed at the Company's headquarters and 98 were employed at the Dental Centers. None of the Company's employees are employed under a collective bargaining agreement. The Company believes that its relationship with its employees is good.

LITIGATION

     There are no material pending legal proceedings other than routine litigation arising in the ordinary course of business. The Company does not believe that the results of such litigation, even if the outcome were unfavorable to the Company, would have a material adverse effect on its financial position.

PROPERTIES

     The Company presently leases an average of between 1,200 to 2,000 square feet of office space for each of the Dental Centers. The typical lease for office space is for a term of approximately five years and generally provides for renewal options for additional years. The average rental payments for a leased Dental Center are approximately $1,600 per month. The Company plans to continue to lease rather than purchase space for the Dental Centers to preserve the Company's available capital.

     The Company leases 3,800 square feet of office space in Tampa, Florida for its Corporate headquarters. This lease is for a term through May 2000 and the Company believes the facility is adequate for its current needs.

     The Company generally anticipates leasing and developing new Dental Centers in its current market as well as in certain other geographic markets rather than significantly expanding the size of its existing Dental Centers.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information with respect to each person who is currently a director, executive officer or key employee of the
Company:

            NAME               AGE                           POSITION
-----------------------------  ---   ---------------------------------------------------------
Dr. Terek Diasti, DVM........  37    Chief Executive Officer, Chairman of the Board, and
                                     Director
Dr. Adam Diasti, DDS.........  35    President, Chief Operating Officer, National Dental
                                     Director and Director
Joseph R. Smith, CPA.........  44    Chief Financial Officer, Secretary, Treasurer and
                                     Director
Tim Diasti...................  28    Vice President of Operations
Elizabeth Szeltner, CPA......  35    Controller

     DR. TEREK DIASTI, DVM, CHIEF EXECUTIVE OFFICER, CHAIRMAN OF THE BOARD, AND DIRECTOR. Dr. Diasti is a founder of the Company and has served as Chairman of the Board since 1992. From 1989 to 1993, Dr. Diasti operated and managed Lakeside Animal Hospital, Avalon Animal Hospital, Country Oaks Animal Hospital and Northdale Animal Hospital which are veterinary hospitals in the Tampa Bay area. While at the veterinary hospitals, Dr. Diasti was engaged in developing internal managerial and operational programs. Dr. Diasti received his Doctorate of Veterinary Medicine from Purdue University. Dr. Diasti is the brother of Dr. Adam Diasti and Tim Diasti.

     DR. ADAM DIASTI, DDS, PRESIDENT, CHIEF OPERATING OFFICER, NATIONAL DENTAL DIRECTOR AND DIRECTOR. Dr. Diasti is a founder of the Company. He has been the President of the Company since its inception in May 1992. Dr. Diasti is also the founder, president, director and sole shareholder of the Coast Florida P.A. From May 1991 to May 1992, he managed and operated the Sarasota Walk In Dental Clinic, a group practice of three dentists and denture laboratory in Sarasota, Florida. Prior to May 1991, Dr. Diasti worked as a dentist in a large group practice of 18 offices known as Quality Dental in Newman Grove, Nebraska. He served as the Dental Operations Manager of Quality Dental. Dr. Diasti has a Doctorate of Dental Surgery from Creighton University in 1990 and is a member of the American Dental Association. Dr. Diasti is the brother of Dr. Terek Diasti and Tim Diasti.

     MR. JOSEPH R. SMITH, CHIEF FINANCIAL OFFICER, SECRETARY, TREASURER AND DIRECTOR. Mr. Smith, a Certified Public Accountant, joined Coast Dental as its Chief Financial Officer in February 1996. He was elected as a director of the Company in September 1996. Prior to joining Coast and since 1985, he was a partner with Deloitte & Touche LLP, in the Central Florida practice where he most recently served as the partner in charge of middle market services for Central Florida and the Partner in charge of services to the Retail industry for the Florida region. Mr. Smith graduated with a Bachelor of Science in Accounting in 1975 from the University of Florida.

     MR. TIM DIASTI, VICE PRESIDENT OF OPERATIONS. Mr. Diasti is a founder of the Company. Mr. Diasti has served as Vice President of Operations of the Company since its inception. Mr. Diasti graduated with a Bachelor of Arts from the University of Nebraska's School of Business in 1992. Mr. Diasti is the brother of Dr. Terek Diasti and Dr. Adam Diasti.

     MS. ELIZABETH SZELTNER, CONTROLLER. Ms. Szeltner joined Coast Dental in 1994. She served as a controller for USA Rent a Car from 1992-1994, a nationwide rental car company with annual revenue exceeding $52.0 million. From 1990 through 1992, Ms. Szeltner served as Consultant/Controller for El Paso Rehabilitation Center, a health care company. She also was employed as a Senior Accountant at KPMG Peat Marwick from 1987-1990. Ms. Szeltner has a Bachelor of Science in Accounting from the University of Texas-El Paso. She earned her CPA certificate in 1993.

     Pursuant to the terms of the Company's Certificate of Incorporation and the Bylaws, the Board of Directors has the power to change the number of directors by resolution. The number of directors is currently set at three members. The directors are divided into three classes. Each director in a particular class is elected to serve a three-year term or until his or her successor is duly elected and qualified. The classes are staggered so that their terms expire in successive years resulting in the election of only one class of directors each year. Officers of the Company are appointed by the Board of Directors and hold office until the first meeting of directors following the annual meeting of stockholders and until their successors are appointed, subject to earlier removal by the Board of Directors. The Company intends to elect two outside directors prior to the closing of the Offering.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Restated Certificate of Incorporation (the "Certificate") provides that a Director shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, except: (i) for any breach of duty of loyalty; (ii) for acts or omissions not in good faith or which involve international misconduct or knowing violations of laws; (iii) for liability under Section 174 of the Delaware GCL (relating to certain unlawful dividends, stock repurchases or stock redemptions); or (iv) for any transaction from which the Director derived any improper personal benefit.
Article VIII of the Company's By-laws provides that the Company shall indemnify each Director and such of the Company's officers, employees and agents as the Board of Directors shall determine from time to time to the fullest extent provided by the Delaware GCL.

     The Company has entered into indemnification agreements (the "Indemnification Agreements") with all of its Directors and certain of its officers. Similar Indemnification Agreements may from time to time be entered into with additional officers of the Company or certain other employees or agents of the Company. At present, there is no material pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification is required or permitted, nor is the Company aware of any threatened litigation or proceeding that may result in a claim for such indemnification. The Company is also empowered under its Certificate to purchase and maintain insurance or furnish similar protection on behalf of any person who it is required or permitted to indemnify and the Company has acquired such insurance in connection with such individuals that the Company believes is warranted.

COMMITTEES OF THE BOARD OF DIRECTORS

     Audit Committee. Shortly after completion of the Offering, the Company intends to establish an Audit Committee composed of at least two independent directors. The functions of the Audit Committee will be to recommend annually to the Board of Directors the appointment of the independent public accountants of the Company, discuss and review the scope and the fees of the prospective annual audit, to review the results thereof with the independent public accounts, review and approve non-audit services of the independent public accountants, review compliance with existing major accounting and financial policies of the Company, review the adequacy of the financial organization of the Company, review management's procedures and policies relative to the adequacy of the Company's internal accounting controls, review compliance with federal and state laws relating to accounting practices and review and approve (with the concurrence of a majority of the disinterested directors of the Company) transactions, if any, with affiliated parties.

     Compensation Committee. Shortly after completion of the Offering, the Company intends to establish a Compensation Committee, the majority of which will be composed of independent directors. The functions of the Compensation Committee will be to review and approve annual salaries and bonuses for all officers, review, approve and recommend to the Board of Directors the terms and conditions of all employee benefit plans or changes thereto, administer the Company's stock option plans, and carry out the responsibilities required by rules of the Securities and Exchange Commission.

     Executive Committee. Shortly after the completion of the Offering, the Company intends to establish an Executive Committee. The Executive Committee, to the fullest extent allowed by Delaware law and subject to the powers and authority delegated to the Audit Committee and the Compensation Committee, will have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company during intervals between meetings of the Board of Directors.

COMPENSATION OF DIRECTORS

     All directors of the Company receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors.

EXECUTIVE COMPENSATION

     The following table sets forth certain information with respect to all compensation paid or accrued for services rendered in all capacities to the Company and its predecessors by the chief executive officer. For the year ended December 31, 1995, no officers of the Company received compensation in excess of $100,000. The compensation set forth in the table below was paid by the Company's predecessor.

                           SUMMARY COMPENSATION TABLE

                                                                                   ANNUAL
                                                                                COMPENSATION
                                                                             ------------------
                        NAME AND PRINCIPAL POSITION                          YEAR     SALARY($)
---------------------------------------------------------------------------  -----    ---------
Terek Diasti,..............................................................  1995      26,833

     The Company did not grant any stock options or stock appreciation rights during 1995 nor were any such options or rights outstanding as of the end of that fiscal year.

EMPLOYMENT AGREEMENTS

     Dr. Terek Diasti and Dr. Adam Diasti have each entered into an Employment Agreement with the Company (the "Employment Agreements"), pursuant to which they have agreed to serve as the Company's Chief Executive Officer and Chief Operating Officer, respectively. The Employment Agreements are for a term of five years ending on September 30, 2001 and are renewable for subsequent one year terms by mutual agreement of the parties. Dr. Terek Diasti and Dr. Adam Diasti will each receive annual base salaries of not less than $150,000 during the first year and not less than $175,000 for subsequent years, under the Employment Agreements, and have agreed to devote substantially all of their time and attention to the business and affairs of the Company. Dr. Terek Diasti and Dr. Adam Diasti will each be eligible for annual incentive bonuses, up to 100% of their annual base salary, in an amount to be determined by the Compensation Committee of the Board of Directors in accordance with the Company achieving certain performance measures set by the Committee. Each of such Employment Agreements provides that in the event of a termination of employment by the Company other than (i) for cause, (ii) upon death or disability or (iii) upon voluntary termination by employee, such employee shall be entitled to receive from the Company a series of monthly payments equal to one-twelfth of the employee's annual base salary for each month during the remaining term of such Employment Agreement, but not less than twenty-four months, plus a payment for accrued but unpaid wages and expense reimbursements. Such Employment Agreements provide that in the event such employee's employment terminates other than for cause within twelve months following a change in control (as defined in such Employment Agreements) of the Company, the Company shall pay such employee three times such employee's base salary previous years bonus. Each such Employment Agreement contains a non-competition covenant with the Company for a period of two years following termination of employment.

     The Company and Joseph R. Smith are parties to an Employment Agreement (the "Employment Agreement"), pursuant to which Mr. Smith has agreed to serve as Chief Financial Officer of the Company. The term of the Employment Agreement is for three years ending on February 12, 1999, and is renewable for subsequent one year terms by mutual agreement of the parties. The Employment Agreement also provides that Mr. Smith will be employed for at least two years after any public offering of the Company which occurs during the initial term of the Employment Agreement. In the event Mr. Smith terminates the Employment Agreement without cause during the two year period after any public offering, the Employment Agreement requires Mr. Smith to pay liquidated damages to the Company of $200,000 for each complete year or portion of a year remaining. The Employment Agreement provides that Mr. Smith will devote his full time to the business and affairs of the Company and will receive an annual base salary at a rate equal to $125,000 during the first six months of employment and $150,000 during the second six months, $165,000 in the second year and $180,000 in the third year. The Employment Agreement further provides that upon completion of an initial public offering by the Company, Mr. Smith's compensation will be adjusted to a compensation level which is equivalent to compensation levels of chief financial officers in similarly sized public companies. In addition, Mr. Smith has received under the Employment Agreement 120,000 shares of restricted Company Common Stock of which one-third of the shares will cease to be forfeitable after each full year of employment except in that the event of an initial public offering of the Company one-half of the shares will cease to be forfeitable on the initial public offering date and the remaining one-half will cease to be forfeitable after the second and third year of employment. Mr. Smith is also eligible for inclusion, at the Company's expense, in any health, medical, disability, insurance or pension plan made available by the Company to its employees. The Employment Agreement terminates automatically upon death or disability of Mr. Smith and is terminable by the Company "for cause" as defined in the Employment Agreement. The Employment Agreement provides that during the period ending one year after termination, Mr. Smith will not compete with the Company in the dental management business.

THE PLANS

     Effective April 1, 1996, the Board of Directors adopted, and the stockholders of the Company approved, two stock incentive plans: the Coast Dental Services, Inc. Stock Option Plan (the "Incentive Plan") and the Coast Dental Services, Inc. Affiliated Professionals Stock Plan (the "Professionals Plan," and together with the Incentive Plan, the "Plans"). The purpose of the Plans is to provide officers, key employees, and dental professionals employed by the Coast Florida P.A.'s with additional incentives by increasing their proprietary interest in the Company or tying a portion of their compensation to increases in the price of the Company's Common Stock. The aggregate number of shares of Common Stock subject to the Incentive Plan and the Professionals Plan is 450,000 shares for each plan.

     The Incentive Plan permits the Company to grant incentive stock options ("ISOs"), as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), non-qualified stock options ("Non-qualified Options"), stock appreciation rights ("SARs"), Restricted Shares of Common Stock ("Restricted Shares") and Performance Shares (individually, an "Award" and collectively, "Awards") to officers and employees of the Company. The Professionals Plan permits the Company to grant Awards of Non-qualified Stock Options, SARs and Restricted Shares to dental professionals employed by the Coast Florida P.A.'s. The various types of Awards are described in more detail below.

     The Incentive Plan is intended to qualify for favorable treatment under
Section 16 of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder ("Rule 16b-3") and Awards under the Incentive Plan are intended to qualify for treatment as "performance-based compensation" under Section 162(m) of the Internal Revenue Code ("Section 162(m)"). Following the consummation of the Offering, the Plans will be administered by the Compensation Committee, which will be comprised of two or more nonemployee directors who are "disinterested" within the meaning of Rule 16b-3 and Section 162(m) (the "Committee"). The Committee will have, subject to the terms of the Plans, the sole authority to grant Awards under the Plans, to construe and interpret the Plans and to make all other determinations and take any and all actions necessary or advisable for the administration of the Plans.

     Options. Options for the purchase of shares of the Common Stock may be granted under both Plans. The exercise price for the ISOs granted under the Incentive Plan may be no less than the fair market value of the Common Stock on the date of grant (or 110% in the case of ISOs granted to employees owning more than 10% of the Common Stock). Only employees of the Company are eligible to receive ISOs. The exercise price for Non-qualified Options granted under the Plans will generally be the fair market value of the Common Stock on the date of grant; however, the Committee will set an exercise price at less than fair market value if it determines that special circumstances warrant a lower price. Options will be exercisable during the period specified in each option agreement and will generally be exercisable in installments pursuant to a vesting schedule to be designated by the Committee. No Option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the Common Stock).

     SARs. Stock appreciation rights may be granted under both Plans in tandem with Options. An SAR represents the right to receive from the Company the difference (the "Spread"), or a percentage thereof not in excess of 100 percent, between the exercise price of the related Option and the market value of the Common Stock on the date of exercise of the SAR. SARs may only be exercised at a time when the related Option is exercisable and the Spread is positive, and the exercise requires the surrender of the related Option for cancellation. The amount payable by the Company upon exercise may be paid in cash, Common Stock or a combination thereof, as determined by the Committee.

     Restricted Shares. Restricted Shares may be granted under both Plans. An award of Restricted Shares involves the immediate transfer by the Company to a participating employee of ownership of a specific number of shares of Common Stock in consideration of the performance of services. The employee is entitled immediately to voting, dividend and other ownership rights in the shares. The transfer may be made without additional consideration, or for payment of an amount that is less than the market value of the shares on the date of grant, as the Committee may determine. Restricted Shares must be subject to a "substantial risk of forfeiture" for a period to be determined by the Committee. An example would be a provision that the employee's Restricted Shares would be forfeited if he or she ceased to serve the Company as an officer at any time before the end of a specified period of years. In order to enforce these forfeiture provisions, the transferability of Restricted Shares will be prohibited or restricted in a manner and to the extent prescribed by the Committee for the period during which the forfeiture provisions are to continue. The Committee may also condition the vesting of the Restricted Shares on the achievement of specified performance objectives ("Management Objectives").

     Performance Shares. Performance Shares may be granted under the Incentive Plan. A Performance Share is the equivalent of one share of Common Stock. An Incentive Plan participant may be granted any number of Performance Shares. The participant will be given one or more Management Objectives to meet within a specified period (the "Performance Period"). Maximum or minimum levels of acceptable achievement for each Management Objective will be established by the Committee. If, by the end of the Performance Period the specified Management Objectives have been satisfied, the participant will be deemed to have fully earned the Performance Shares. If the Management Objectives have not been satisfied in full, but predetermined minimum levels of acceptable achievement have been attained or exceeded, the participant will be deemed to have partly earned the Performance Shares in accordance with a predetermined formula. To the extent earned, the Performance Shares will be paid to the participant at the time and in the manner determined by the Committee in cash or in shares of Common Stock or any combination thereof.

     Management Objectives may be described in terms of either Company-wide objectives or objectives that are related to the performance of a department or function within the Company or with respect to which the participant provides services. The Committee may adjust any Management Objectives and the related minimum level of acceptable achievement if, in its judgment, transactions or events have occurred after the date of grant that are unrelated to the participant's performance and result in distortion of the Management Objectives or the related minimum level of acceptable achievement.

     Notwithstanding the provisions of any agreement relating to an Award, in the event of a change or threatened "change in control" (as defined in The Plans) of the Company and in the event of certain mergers and reorganizations of the Company, the Committee will have the discretion to (i) declare all Options immediately exercisable, (ii) determine that all or any portion of conditions associated with a Restricted Share or Performance Share award have been met,
(iii) grant SARs or cash bonus awards to holders of outstanding Options, (iv) pay cash in exchange for the cancellation of Non-qualified Options, SARs, Performance Share Awards or Restricted Shares, or (v) make other adjustments or amendments to the Plan and outstanding Awards and/or substitute new Awards.

     The Company has awarded a total of 160,000 Restricted Shares to employees and affiliated professionals under the Incentive Plans, which vest over three to five years from the date of grants.

     The Company anticipates that prior to or upon the consummation of the Offering it will have outstanding options to purchase a total of approximately 90,577 shares of Common Stock exercisable at the initial public offering price. The outstanding options are exercisable over a three year vesting schedule.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Executive compensation in the past has been determined by the Company's chief executive officer. Shortly after completion of the Offering, the Company intends to establish a Compensation Committee of the Board of Directors, a majority of whom will be independent directors.

                              CERTAIN TRANSACTIONS

     The information set forth herein briefly describes transactions over the past three years between the Company and its directors, officers and 5% stockholders. Management of the Company believes that such transactions have been on terms no less favorable to the Company than those that could have been obtained from unaffiliated parties. These transactions have been approved by a majority of the Company's disinterested directors. Future transactions, if any, with affiliated parties will be approved by a majority of the Company's disinterested directors and the Audit Committee (after the Offering) and will be on terms no less favorable to the Company than those that could be obtained from unaffiliated parties.

THE REORGANIZATION

     In March 1996, Coast Dental, Inc. ("CDI"), was merged into the Company for the purpose of reincorporating the Company in the State of Delaware and changing its name. Terek Diasti and Adam Diasti, directors and executive officers of the Company, and Tim Diasti, an executive officer of the Company, collectively owned 100% of the outstanding common stock of CDI and each received 1,440,000 shares or 100% of the then outstanding shares of Common Stock of the Company as a result of the merger.

AGREEMENT WITH THE COAST FLORIDA P.A.

     The Company has an agreement to provide dental management, services and support to the Coast Florida P.A. Dr. Adam Diasti, D.D.S., a director and the President and Chief Operating Officer of the Company, is the sole owner of the Coast Florida P.A. Payments made by the Coast Florida P.A. to the Company for the management services were $1.2 million, $1.9 million and $3.3 million, in 1993, 1994 and 1995, respectively, and $3.4 million for the six months ended June 30, 1996. In September 1996, the Company and the Coast Florida P.A. entered into a new services and support agreement pursuant to which the Company will provide dental management services to the Coast Florida P.A. for a management fee equal to 76% of the gross revenue of the Coast Florida P.A.'s Dental Centers. The Coast Florida P.A. hires and supervises all Coast Dentists and hygienists. See "Business -- Services and Support Agreement."

LOANS TO THE COAST FLORIDA P.A.

     The Coast Florida P.A. is indebted to the Company in the aggregate amount of approximately $470,000 which represents advances, management fee receivable and a Promissory Note dated June 30, 1996. The Promissory Note totalling approximately $52,000 bears interest at 8% per annum and is payable in one balloon payment due July 1, 1998. The funds were loaned in connection with the acquisition by the Coast Florida P.A. of the professional assets of certain dental practices located in Volusia and Flagler Counties, Florida, in which the Company acquired the permittable business assets. The management fee receivable of approximately $296,000 relates to amounts due to the Company in accordance with the Services and Support Agreement. The balance of approximately $122,000 relates to advances made by the Company to the Coast Florida P.A.

CANCELLATION OF PERSONAL GUARANTYS

     Terek Diasti and Adam Diasti have personally guaranteed certain notes payable by the Company, under which $1.8 million was outstanding as of June 30, 1996. The Company intends to repay certain of these notes out of the net proceeds of the Offering, whereupon those individuals are expected to be released from the guaranty. See Note 7 of the Financial Statements of the Company and "Use of Proceeds."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the Company's outstanding Common Stock as of October 4, 1996 and as adjusted to reflect the sale of the Common Stock offered hereby by (i) each person or entity known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company,
(iii) each stockholder that has granted over-allotment options to the Underwriters (the "Selling Stockholders") and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse.

                                                                                           SHARES BENEFICIALLY
                                                                                           OWNED AFTER OFFERING
                                                           PERCENT                                  IF
                                                        BENEFICIALLY                          OVER-ALLOTMENT
                              SHARES BENEFICIALLY        OWNED AFTER        NUMBER OF            OPTIONS
                               OWNED PRIOR TO THE         OFFERING        SHARES SUBJECT     ARE EXERCISED IN
                                  OFFERING(2)         IF OVER-ALLOTMENT         TO               FULL(2)
    NAME AND ADDRESS OF      ----------------------    OPTIONS ARE NOT    OVER-ALLOTMENT   --------------------
    BENEFICIAL OWNER(1)        NUMBER       PERCENT       EXERCISED          OPTIONS         NUMBER     PERCENT
---------------------------- ----------     -------   -----------------   --------------   ----------   -------
Dr. Terek Diasti............  1,240,000(3)    31.0%          20.7%            100,000       1,140,000     19.0%
Dr. Adam Diasti.............  1,240,000(3)    31.0           20.7             100,000       1,140,000     19.0
Tim Diasti..................  1,240,000(3)    31.0           20.7             100,000       1,140,000     19.0
Joseph R. Smith.............    120,000        3.0            2.0                  --         120,000      2.0
All directors and executive
  officers as a group (4
  persons)..................  3,840,000       96.0%          64.1%            300,000       3,540,000     59.0%

---------------

 *  Less than one percent.
(1) The address of each of the beneficial owners identified is 25400 U.S. Highway 19 North, Suite 225, Clearwater, Florida 34623. See
     "Management -- Executive Officers and Directors," "Management -- Employment Agreements" and "Certain Transactions" for discussion of any material relationship which certain of the Selling Stockholders have had with the Company within the past three years.
(2) Based on 4,000,000 shares of Common Stock outstanding prior to the Offering and 6,000,000 shares of Common Stock to be outstanding immediately after the Offering. Pursuant to the rules of the Securities and Exchange Commission (the "Commission"), certain shares of Common Stock which a person has the right to acquire within 60 days of the date hereof pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(3) Shares are owned by the Diasti Nevada Family Limited Partnership in which Dr. Terek Diasti, Dr. Adam Diasti and Tim Diasti exercise equal investment and voting powers as the general partners.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value per share, and 2,000,000 shares of preferred stock, $.001 par value per share (the "Preferred Stock"). At October 1, 1996, 4,000,000 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were outstanding.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the prior rights of the holders of Preferred Stock, holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor, and to share ratably in the assets of the Company legally available for distribution to the stockholders in the event of liquidation or dissolution. The Common Stock has no preemptive rights and no subscription or redemption privileges. Stockholders of the Company are not entitled to cumulative voting rights, which means the holder or holders of a majority of the shares of Common Stock entitled to vote in any election of directors can elect all of the Directors standing for election. All the outstanding shares of Common Stock are, and the shares to be issued in the Transaction when issued will be, fully paid and not liable for further call or assessment. Upon a liquidation of the Company, holders of Common Stock will be entitled to a pro rata distribution of the assets of the Company, after payment of all amounts owed to the Company's creditors, and subject to any preferential amount payable to holders of Preferred Stock, if any.

PREFERRED STOCK

     The Board of Directors is authorized to issue 2,000,000 shares of Preferred Stock from time to time in one or more series, and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. The Company has no present plan to issue shares of Preferred Stock.

DIRECTORS' LIABILITY

     As authorized by the Delaware General Corporation Law ("DGCL"), the Restated Certificate of Incorporation of the Company (the "Certificate") limits, to the fullest extent permitted by Delaware law, the liability of Directors to the Company for monetary damages. The effect of this provision in the Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against Directors for breaches of their fiduciary duties (including breaches resulting from negligent behavior), except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Bylaws contain provisions to indemnify the Company's Directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a Director's fiduciary duty. These provisions will not alter the liability of Directors under federal securities laws. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the DGCL.
Section 203 prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE AND BYLAWS

     Certain provisions of the Certificate of Incorporation (the "Certificate") and the Bylaws (the "Bylaws") of the Company could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of Directors and to discourage certain types of transactions, described below, which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights. The Board of Directors believes that, as a general rule, such takeover proposals would not be in the best interests of the Company and its stockholders.

     CERTIFICATE OF INCORPORATION

     Classified Board of Directors. The Certificate provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The Board of Directors believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and the business strategies and policies of the Company as determined by the Board of Directors, because the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board will be enhanced by staggered three-year terms. The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, the classified board provision could delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board for two years, unless they can show cause and obtain the requisite vote. See "Number of Directors; Removal" below.

     Special Meetings of Stockholders. The Certificate prohibits the taking of stockholder action by written consent without a meeting if there are more than 25 stockholders of record. The Certificate provides that special meetings of stockholders of the Company may be called only by the Chairman, the President or by a majority of the members of the Board of Directors. Furthermore, if a proposal requiring stockholder action is made by or on behalf of an Interested Stockholder (as defined) or a Director affiliated with an Interested Stockholder or where an Interested Stockholder otherwise seeks action requiring stockholder approval, the affirmative vote of a majority of the Continuing Directors (as defined) will also be required to call a special meeting of stockholders. This provision will make it more difficult for stockholders to take action opposed by the Board of Directors.

     Special Voting Requirements for Certain Transactions. The Certificate provides that (i) any merger or consolidation of the Company or any Subsidiary (as defined) with (a) any Interested Stockholder or (b) any other corporation which is, or after such merger or consolidation would be, an Affiliate (as defined) or Associate (as defined) of an Interested Stockholder, (ii) any sale, lease or other disposition to or with or on behalf of any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder of 5% of the book value of the total assets of the Company or 5% of stockholders' equity, (iii) certain liquidations or dissolutions of the Company and any proposal to amend the Certificate made on behalf of an Interested Stockholder or any Affiliate or Associate of an Interested Stockholder, or (iv) certain reclassifications and recapitalizations or other transactions that have the effect of increasing an Interested Stockholder's proportionate share of the Company's capital stock (collectively "Business Combinations") require, subject to certain exceptions, the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of capital stock entitled to vote on matters generally submitted to stockholders ("Voting Stock") other than the Voting Stock of which an Interested Stockholder is the beneficial owner. The term "Interested Stockholder" generally means any person who is a beneficial owner of or has announced a plan to acquire 10% or more of the outstanding Voting Stock and an Affiliate or Associate which, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the outstanding Voting Stock.

     The above requirements generally do not apply to a Business Combination approved by a disinterested majority of the Continuing Directors if certain other requirements are met. Such other requirements are designed to provide an incentive to an Interested Stockholder to treat the stockholders within a class equally, to discourage discriminatory two-tiered transactions and to encourage an Interested Stockholder to furnish timely information regarding such Business Combination.

     Amendment of Certain Provisions of the Certificate. The Certificate generally requires the affirmative vote of the holders of at least 80% of the outstanding Voting Stock in order to amend its provisions, including any provisions concerning (i) the classified board, (ii) the amendment of the Bylaws, (iii) any proposed compromise or arrangement between the Company and its creditors, (iv) the authority of stockholders to act by written consent, (v) the liability of Directors, (vi) the calling of special meetings of the stockholders, and (vii) the supermajority voting requirements described in this paragraph. These voting requirements will make it more difficult for stockholders to make changes in the Certificate which would be designed to facilitate the exercise of control over the Company. In addition, the requirement for approval by at least an 80% stockholder vote will enable the holders of a minority of the voting securities of the Company to prevent the holders of a majority or more of such securities from amending such provisions of the Certificate.

     Number of Directors; Removal. The Certificate provides that the Board of Directors will consist of between two and 15 members, the exact number to be fixed from time to time by resolution adopted by a majority of the Directors then in office. Subject to the rights of the holders of any series of Preferred Stock then outstanding, the Certificate provides that Directors of the Company may be removed only for cause and only by the affirmative vote of holders of a majority of the outstanding shares of Voting Stock. Additionally, if the proposal to remove a Director is made by or on behalf of an Interested Stockholder or a Director affiliated with an Interested Stockholder, removal will also require the affirmative vote of holders of a majority of Disinterested Shares (as defined). These provisions will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

     BYLAWS

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as Director as well as for other stockholder proposals to be considered at stockholders' meetings.

     Notice of stockholder proposals and director nominations must be timely given in writing to the Secretary of the Company prior to the meeting at which the matters are to be acted upon or the Directors are to be elected. To be timely, notice must be received at the principal executive offices of the Company not less than 60 nor more than 90 days prior to the meeting of stockholders; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs.

     A stockholders' notice to the Secretary with respect to a stockholder proposal, shall set forth as to each matter the stockholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting, (ii) the reasons for conducting such business at the meeting, (iii) the name and record address of the stockholder proposing such business, (iv) the class or series and number of shares of the Company which are owned beneficially or of record by such stockholder, (v) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business, and (vi) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting, A stockholders' notice to the Secretary with respect to a Director nomination, shall set forth (i) certain information about the nominee, (ii) the consent of the nominee to serve as a Director if elected, (iii) the name and record address of the nominating stockholder, (iv) the class or series and number of shares of the Company which are beneficially owned by such stockholder, (v) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person pursuant to which the nominations are to be made, (vi) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named, and (vii) certain other information.

     The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about those matters.

     Amendment to Bylaw Provisions. The Certificate provides that the Bylaws are subject to adoption, amendment, repeal or rescission either by (a) a majority of the authorized number of Directors and, if one or more Interested Stockholders exists, by a majority of the Directors who are Continuing Directors or (b) the affirmative vote of the holders of not less than 80% of the outstanding shares of Voting Stock and, if such adoption, amendment, repeal or rescission is proposed by or on behalf of an Interested Stockholder or a Director affiliated with an Interested Stockholder, by a majority of the Disinterested Shares. These provisions will make it more difficult for stockholders to make changes in the Bylaws. The 80% vote will allow the holders of a minority of the voting securities to prevent the holders of a majority or more of voting securities from amending the Bylaws.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is The Bank of New York, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 6,000,000 shares of Common Stock outstanding. Of these shares, the 2,000,000 shares offered hereby (2,300,000 if the Underwriters over-allotment option is exercised in full) and an additional 120,000 shares will be freely tradeable without restriction or further registration under the Securities Act of 1993, as amended (the "Securities Act") unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 3,880,000 shares outstanding are "Restricted Securities" as that term is defined in Rule 144 and fall into three categories: (i) 3,720,000 shares held by "affiliates" whom have already held their shares for more than two years, (ii) 120,000 shares held by affiliates whom have not held their shares for more than two years and (iii) 40,000 shares held by non-affiliates whom have not held their shares for more than two years. In addition, 900,000 shares of Common Stock are reserved under the Plans for exercise of stock options granted by the Company, of which options to purchase 90,577 shares have been granted (the "Option Shares").

     The Restricted Securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144. Rule 144 imposes certain restrictions and limitations on resale. In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule), who has beneficially owned Restricted Securities for at least two years would be entitled to sell, within any three-month period a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 60,000 shares after the Offering), or the reported average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. A person (or persons whose shares are aggregated) who is not an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned such shares for at least three years, is currently entitled to sell such shares under Rule 144(k) without regard to the availability of current public information, volume limitations, manner of sales provisions or notice requirements. Beginning 90 days after the date of this Prospectus, 3,720,000 Restricted Shares held by affiliates will be eligible for sale in the public market pursuant to Rule 144, but are subject to certain "lock-up" agreements described below. Beginning on April 1, 1998, 40,000 Restricted Shares held by non-affiliates will be eligible for sale on the public market pursuant to Rule 144 and beginning on May 13, 1998, 120,000 Restricted Shares held by an affiliate will be eligible for sale pursuant to Rule 144.

     The Company and its officers and directors, including affiliates holding 3,720,000 Restricted Shares, have entered into lock-up agreements providing that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant any option to purchase or other sale disposition) of any shares of Common Stock or any other securities convertible into, or exercisable or exchangeable for, Common Stock or other capital stock of the Company or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or transfers effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements.

     The Option Shares are subject to all the limitations on resale imposed by Rule 701. In general, shares subject to Rule 701 are subject to the resale restrictions of Rule 144. However, with respect to resales by non-affiliates, 90 days after the date of this Prospectus, the Option Shares may be resold without conformance with Rule 144 except for its manner of sale limitation. With respect to resale of Option Shares by affiliates, 90 days after the date of this Prospectus, all Rule 144 limitations continue to apply except the two-year holding period. Additionally, the Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock subject to then outstanding stock options and Common Stock issuable pursuant to The Plans. The Company expects to file these registration statements promptly following the closing of the Offering, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to lock-up agreements, to the extent applicable. See "Management."

     Because there has been no public market for the shares of Common Stock of the Company, the Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sale could occur, could adversely affect market prices for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated and Raymond James & Associates, Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth below opposite their respective names:

                                                                                 NUMBER
                                   UNDERWRITER                                  OF SHARES
    --------------------------------------------------------------------------  ---------
    Prudential Securities Incorporated........................................
    Raymond James & Associates, Inc...........................................
                                                                                  -------
              Total...........................................................  2,000,000
                                                                                  =======

     The Company and the Selling Stockholders are obligated to sell, and the Underwriters are obligated to purchase, all the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through their Representatives, have advised the Company and the Selling Stockholders that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of
$          per share; and that such dealers may reallow a concession of
$          per share to certain other dealers. After the initial public offering, the offering price and the concessions may be changed by the Representatives.

     The Selling Stockholders have granted the Underwriters options, exercisable for 30 days from the date of this Prospectus, to purchase, in the aggregate, up to 300,000 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such options solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such options are exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 2,000,000.

     The Company, its officers and directors, and the Selling Stockholders and certain other stockholders of the Company, who in the aggregate will own
approximately        shares of Common Stock upon the completion of the Offering
(assuming the Underwriters' over-allotment options are exercised in full), have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, any share of Common Stock or other capital stock of the Company or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, other than pursuant to the exercise of currently outstanding stock options and, in the case of the Company, subject to certain limited exceptions related to acquisitions of assets for Dental Centers in exchange for Common Stock and except for bona fide gifts or transfers effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to execute and be bound by such agreements.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Representatives have informed the Company and the Selling Stockholders that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined through negotiations among the Company and the Representatives. Among the factors to be considered in making such determination will be the prevailing market conditions, the Company's financial and operating history and condition, its prospects and the prospects of the industry in general, the management of the Company, and the market prices of securities for companies in businesses similar to that of the Company.

                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for the Company by Shumaker, Loop & Kendrick, LLP, Tampa, Florida, and for the Underwriters by King & Spalding, Atlanta, Georgia. A partner in the law firm of Shumaker, Loop & Kendrick, LLP owns 120,000 shares of Common Stock.

                                    EXPERTS

     The Company's financial statements as of December 31, 1994 and 1995 and June 30, 1996 and for each of the three years in the period ended December 31, 1995 and for the six months ended June 30, 1996, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

     The combined financial statements of Richard J. Shawn DMD, P.A. for each of the three years in the period ended January 31, 1996, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits and schedules for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules forming a part thereof can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and should also be available for inspection and copying at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Registration Statement may also be obtained through the Commission's Internet address at "http://www.sec.gov".

     The Company intends to furnish to its stockholders annual reports, containing audited financial statements and a report thereon by the Company's independent public accountants, and quarterly reports for the first three fiscal quarters of each fiscal year, containing certain unaudited interim financial information.

                         INDEX TO FINANCIAL STATEMENTS

  UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF COAST DENTAL SERVICES,
                                      INC.

Basis of Presentation.................................................................    F-2
Pro Forma Combined Balance Sheet -- June 30, 1996 (Unaudited).........................    F-3
Pro Forma Combined Statement of Income -- Year Ended December 31, 1995 (Unaudited)....    F-4
Pro Forma Combined Statement of Income -- Six Months Ended June 30, 1996
  (Unaudited).........................................................................    F-4
Notes to Pro Forma Combined Financial Information (Unaudited).........................    F-5
                     FINANCIAL STATEMENTS OF COAST DENTAL SERVICES, INC.
Independent Auditors' Report..........................................................    F-6
Balance Sheets -- December 31, 1994 and 1995 and June 30, 1996........................    F-7
Statements of Operations -- Years Ended December 31, 1993, 1994 and 1995 and Six
  Months Ended June 30, 1995 (Unaudited) and 1996.....................................    F-8
Statements of Stockholders' Equity -- Years Ended December 31, 1993, 1994 and 1995 and
  Six Months Ended June 30, 1996......................................................    F-9
Statements of Cash Flows -- Years Ended December 31, 1993, 1994 and 1995 and Six
  Months Ended June 30, 1995 (Unaudited) and 1996.....................................   F-10
Notes to Financial Statements.........................................................   F-11
                     FINANCIAL STATEMENTS OF RICHARD J. SHAWN DMD, P.A.
Independent Auditors' Report..........................................................   F-19
Combined Statements of Operations -- Years Ended January 31, 1994, 1995 and 1996......   F-20
Combined Statements of Cash Flows -- Years Ended January 31, 1994, 1995 and 1996......   F-21
Notes to Combined Financial Statements................................................   F-22

                          COAST DENTAL SERVICES, INC.

                             BASIS OF PRESENTATION
               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The unaudited Pro Forma Combined Statement of Income for the year ended December 31, 1995 and the six months ended June 30, 1996 give effect to the following, as if each had occurred on January 1, 1995 and January 1, 1996, respectively: (i) the Recent Acquisitions, including the Company's entering into a new Services and Support Agreement with the Coast Florida P.A., and (ii) the sale of 2,000,000 shares of Common Stock in the Offering at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds." The unaudited Pro Forma Combined Balance Sheet as of June 30, 1996 gives effect to the following, as if each had occurred at that date: (i) the acquisition of three dental offices in September 1996, (ii) the S Corporation Distribution (as described below); and (iii) the consummation of the Offering and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds." The Recent Acquisitions have been accounted for using the purchase method of accounting, so that the Company's historical statement of operations data include results of operations of the acquired Dental Centers from their respective acquisition dates.

     The unaudited Pro Forma Combined Financial Information has been prepared by the Company based on the Company's audited Statements of Operations for the year ended December 31, 1995 and the six months ended June 30, 1996, and the Company's audited Balance Sheets as of June 30, 1996, and the financial statements of the entities involved in the Recent Acquisitions. The audited historical financial statements of Richard J. Shawn DMD, P.A., the seller of the assets in the Volusia Acquisition, are included elsewhere in this Prospectus. The Pro Forma Combined Financial Information should be read in conjunction with the complete historical Financial Statements of the Company and the notes thereto and the historical financial statements of Richard J. Shawn DMD, P.A. and the notes thereto included elsewhere in this Prospectus. The Pro Forma Combined Financial Information does not purport to be indicative of the combined results of operations that actually would have occurred if the transactions described above had been effected at the dates indicated or to project future results of operations for any period.

                          COAST DENTAL SERVICES, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                                                                JUNE 30, 1996
                                                   -----------------------------------------------------------------------
                                                                                                                PRO FORMA
                                                                                                                 COMBINED
                                                                  RECENT        PRO FORMA      OFFERING           AFTER
                                                   COMPANY     ACQUISITIONS     COMBINED      ADJUSTMENTS        OFFERING
                                                   -------     ------------     ---------     -----------       ----------
                                                                               (IN THOUSANDS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents......................  $  507                        $   507        $  (215)(B)      $ 17,458
                                                                                                 17,166(C)
  Accounts receivable, net.......................     296                            296                              296
  Other current assets...........................     255                            255                              255
                                                   ------                         ------        -------           -------
         Total current assets....................  $1,058                          1,058         16,951            18,009
                                                   ------                         ------        -------           -------
  Property and equipment, net....................   1,153          $133(A)         1,286                            1,286
  Intangible assets..............................   1,037           392(A)         1,429                            1,429
  Other assets...................................     202                            202           (166)(B)            36
                                                   ------          ----           ------        -------           -------
         Total assets............................  $3,450          $525          $ 3,975        $16,785          $ 20,760
                                                   ======          ====           ======        =======           =======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses..........  $  648                        $   648                         $    648
  Current maturities of long-term debt and
    capital lease obligations....................     255          $ 42(A)           297        $  (297)(C)
                                                   ------          ----           ------        -------           -------
         Total current liabilities...............     903            42              945           (297)              648
Long-term debt and capital lease obligations.....   1,814           483(A)         2,297         (2,197)(C)           100
                                                   ------          ----           ------        -------           -------
         Total liabilities.......................   2,717           525            3,242         (2,494)              748
                                                   ------          ----           ------        -------           -------
STOCKHOLDERS' EQUITY:
  Common stock...................................       4                              4              2(C)              6
  Additional paid-in capital.....................      24                             24            324(B)         20,006
                                                                                                 19,658(C)
  Retained earnings..............................     705                            705           (705)(B)
                                                   ------                         ------        -------           -------
         Total stockholders' equity..............     733                            733         19,279            20,012
                                                   ------                         ------        -------           -------
         Total...................................  $3,450          $525          $ 3,975        $16,785          $ 20,760
                                                   ======          ====           ======        =======           =======

 See accompanying notes to unaudited pro forma combined financial information.

                          COAST DENTAL SERVICES, INC.

               UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME

                                                                                          JUNE 30, 1996
                                                                       ---------------------------------------------------
                                                                                                               PRO FORMA
                                                                                    RECENT                       AFTER
                                                                       COMPANY   ACQUISITIONS   ADJUSTMENTS   ACQUISITIONS
                                                                       -------   ------------   -----------   ------------
                                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenue..........................................................  $3,351       $1,269         $ (17)(D)   $    4,240
                                                                                                    (363)(E)
Dental Center expenses:
  Dentist and hygienist salaries.....................................                  363          (363)(E)
  Staff salaries.....................................................     947          322                          1,269
  Dental supplies and lab fees.......................................     444          107                            551
  Advertising........................................................     262           14                            276
  Rent...............................................................     305          100                            405
  Depreciation and other.............................................     214          101                            315
                                                                       -------   ------------   -----------   ------------
Total Dental Center expenses:........................................   2,172        1,007          (363)           2,816
                                                                       -------   ------------   -----------   ------------
Gross profit.........................................................   1,179          262           (17)           1,424
                                                                       -------   ------------   -----------   ------------
General and administrative expenses:.................................     433           73                            506
Depreciation and amortization........................................      53            3            33(F)            89
                                                                       -------   ------------   -----------   ------------
Operating income.....................................................     693          186           (50)             829
  Interest expense -- net............................................      60            4            54(G)            24
                                                                                                     (94)(H)
                                                                       -------   ------------   -----------   ------------
Income before income taxes...........................................     633          182           (10)             805
  Pro Forma income tax expense (benefit).............................    (247 )        (71)            4(I)          (314)
                                                                       -------   ------------   -----------   ------------
Pro Forma net income.................................................  $  386       $  111         $  (6)      $      491
                                                                       ==========  ========     ========       ==========
Pro Forma earnings per share.........................................                                   (J)           .12
                                                                                                               ==========
Pro Forma weighted average shares outstanding........................                                           4,226,700
                                                                                                               ==========

                                                                                YEAR ENDED DECEMBER 31, 1995
                                                                   -------------------------------------------------------
                                                                                                               PRO FORMA
                                                                                RECENT                           AFTER
                                                                   COMPANY   ACQUISITIONS   ADJUSTMENTS       ACQUISITIONS
                                                                   -------   ------------   -----------       ------------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenue......................................................  $3,325       $4,663        $   (85)(D)      $    6,798
                                                                                               (1,105)(E)
Dental Center expenses:
  Dentist and hygienist salaries.................................                1,105         (1,105)(E)
  Staff salaries.................................................     863        1,209                              2,072
  Dental supplies and lab fees...................................     557          441                                998
  Advertising....................................................     351          247                                598
  Rent...........................................................     296          416                                712
  Depreciation and other.........................................     286          501                                787
                                                                   ------       ------         ------              ------
Total Dental Center expenses:....................................   2,353        3,919         (1,105)              5,167
                                                                   ------       ------         ------              ------
Gross profit.....................................................     972          744            (85)              1,631
                                                                   ------       ------         ------              ------
General and administrative expenses..............................     682          437                              1,119
Depreciation and amortization....................................      15           18            111(F)              144
                                                                   ------       ------         ------              ------
Operating income.................................................     275          289           (196)                368
  Interest expense -- net........................................      50           14            158(G)               29
                                                                                                 (193)(H)
                                                                   ------       ------         ------              ------
Income before income taxes.......................................     225          275           (161)                339
Pro Forma income tax expense (benefit)...........................     (90 )       (110)            65(I)             (135)
                                                                   ------       ------         ------              ------
Pro Forma net income.............................................  $  135       $  165        $   (96)         $      204
                                                                   ======       ======         ======              ======
Pro Forma earnings per share.....................................                                    (J)              .05
                                                                                                                   ======
Pro Forma weighted average shares outstanding....................                                               4,226,700
                                                                                                                   ======

 See accompanying notes to unaudited pro forma combined financial information.

               NOTES TO UNAUDITED PRO FORMA COMBINED INFORMATION

     The accompanying pro forma combined information presents the pro forma financial position of Coast Dental Services, Inc. as of June 30, 1996 and the pro forma results of its operations for the year ended December 31, 1995 and the six months ended June 30, 1996.

     From January 1, 1996 through June 30, 1996, the Company acquired eight Dental Centers, consisting of a single dental office on January 18, 1996, and seven dental offices in Volusia and Flager Counties, Florida on April 1, 1996 (the "Volusia Acquisition"). Since June 30, 1996, the Company has made three separate acquisitions of single dental offices. The accompanying pro forma combined balance sheet includes the acquired assets, assumed liabilities and effects of financing of the three Dental Centers acquired since June 30, 1996, as if they had been acquired on June 30, 1996. The accompanying pro forma combined statements of operations reflect the pro forma results of operations of the Company, as adjusted, as if the eleven acquired Dental Centers had been acquired at the beginning of the periods presented.

PRO FORMA COMBINED BALANCE SHEET

     The pro forma adjustments reflected in the pro forma combined balance sheet are as follows:

          (A) Reflects the three Dental Centers acquired after June 30, 1996. The three Dental Centers were acquired at a total cost of $525,000 of which $133,000 has been allocated to the property and equipment acquired and $392,000 to the intangible assets. The purchase of the three Dental Centers was financed entirely with a combination of bank and seller financing. See
     Note 12 of the Notes to the historical Financial Statements of the Company.

          (B) Reflects the planned distribution to existing shareholders of the Company of 34% of the S Corporation earnings and the forgiveness of the notes receivable from existing shareholders of $215,000 and $166,000, respectively. The remaining undistributed S Corporation retained earnings of $324,000 are reclassified as additional paid-in capital. See Note 2 of the Notes to the historical Financial Statements of the Company.

          (C) Reflects the net proceeds from the sale of 2,000,000 shares of Common Stock in the Offering, estimated to be approximately $19.7 million (after deducting underwriting discounts and commissions and estimated offering expenses) and the repayment of (i) $824,000 of notes payable to banks, (ii) notes payable to sellers from all of the acquisitions completed during 1996 of $1.4 million, and (iii) various equipment financing debts of $240,000. See "Use of Proceeds."

PRO FORMA COMBINED STATEMENTS OF INCOME

     The pro forma adjustments reflected in the pro forma combined statements of income are as follows:

          (D) To reflect the impact of applying the percentage management fee of 76% to the gross revenue of the Dental Centers in accordance with the services and support agreement entered into between the Company and the Coast Florida P.A. as of October 1, 1996, as if that form of services and support agreement was in place at the beginning of the periods presented.

          (E) To reflect the reclassification of dentists and hygienists salaries as a reduction from net revenue of the Company in accordance with the terms of the services and support agreement between the Company and the Coast Florida P.A.

          (F) To reflect the increased amortization of the intangible assets (non compete agreements and dental service agreements).

          (G) To reflect the increased interest expense for both the notes payable to banks and notes payable issued to sellers to complete all the 1996 acquisitions, as described in Note (A) above.

          (H) To reflect the savings on interest expense due to the repayment of debt, discussed in note (C) above.

          (I) To reflect the estimated income tax effect of the pro forma adjustments (D) through (H) utilizing a 39% combined Federal and state rate.

          (J) To reflect the pro forma earnings per share assuming an increase in the weighted average number of outstanding shares to the extent necessary to repay the existing indebtedness as shown in pro forma adjustment (C), representing an increase of 226,700 shares.

                          INDEPENDENT AUDITORS' REPORT

Coast Dental Services, Inc.:

     We have audited the accompanying balance sheets of Coast Dental Services, Inc. (the Company) as of and December 31, 1994 and 1995, and June 30, 1996 and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995 and the six months ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coast Dental Services, Inc. as of December 31, 1994 and 1995 and June 30, 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 and the six months ended June 30, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Tampa, Florida

October 7, 1996

                          COAST DENTAL SERVICES, INC.

                                 BALANCE SHEETS

                                                       DECEMBER 31,                      PROFORMA
                                                   ---------------------    JUNE 30,     JUNE 30,
                                                     1994        1995         1996         1996
                                                   --------   ----------   ----------   ----------
                                                                                        (UNAUDITED)
                                              ASSETS
Current assets:
  Cash and cash equivalents (including restricted
     cash of $25,763 at June 30, 1996)...........  $121,403   $  241,403   $  507,166   $  292,166
  Management fee receivable from P.A.............        --      130,113      296,253      296,253
  Notes receivable from Manrique and advances
     to P.A......................................        --           --      180,508      180,508
  Supplies.......................................    30,000       41,250       67,500       67,500
  Prepaid expenses and other assets..............    11,648        2,786        6,890        6,890
                                                   --------   ----------   ----------   ----------
          Total current assets...................   163,051      415,552    1,058,317      843,317
Property and equipment, net......................   585,740      602,070    1,153,081    1,153,081
Notes receivable from stockholders...............   148,056      125,579      165,841           --
Non-compete agreement -- net of amortization of
  $15,833........................................        --           --      934,167      934,167
Dental service agreement -- net of amortization
  of $20,917.....................................        --           --      103,083      103,083
Other assets.....................................    17,343       54,351       35,196       35,196
                                                   --------   ----------   ----------   ----------
          Total..................................  $914,190   $1,197,552   $3,449,685   $3,068,844
                                                   ========   ==========   ==========   ==========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................  $358,604   $  352,166   $  453,328   $  453,328
  Accrued payroll................................    33,793       57,568      114,417      114,417
  Other accrued expenses.........................    36,605        5,079       79,848       79,848
  Notes payable to banks.........................   150,000           --           --           --
  Current maturities of long-term debt...........    45,829       99,161      183,989      183,989
  Current portion of capital lease obligations...    34,081       69,578       71,358       71,358
                                                   --------   ----------   ----------   ----------
          Total current liabilities..............   658,912      583,552      902,940      902,940
Long-term debt, excluding current maturities.....   120,868      254,812    1,647,855    1,647,855
Capital lease obligations, excluding current
  portion........................................   184,062      184,529      165,583      165,583
                                                   --------   ----------   ----------   ----------
          Total liabilities......................   963,842    1,022,893    2,716,378    2,716,378
                                                   --------   ----------   ----------   ----------
Stockholders' equity (deficiency):
  Preferred stock, $.001 par value; 2,000,000
     shares authorized, none issued..............
  Common stock, $.001 par value; 50,000,000
     shares authorized, 3,880,000, 3,880,000 and
     4,000,000, shares issued and outstanding,
     respectively................................       388          388        4,000        4,000
  Additional paid-in capital.....................       612          612       24,674      348,466
  Retained earnings (deficit)....................   (50,652)     173,659      704,633           --
                                                   --------   ----------   ----------   ----------
          Total stockholders' equity
            (deficiency).........................   (49,652)     174,659      733,307      352,466
                                                   --------   ----------   ----------   ----------
          Total..................................  $914,190   $1,197,552   $3,449,685   $3,068,844
                                                   ========   ==========   ==========   ==========

                       See notes to financial statements.

                          COAST DENTAL SERVICES, INC.

                            STATEMENTS OF OPERATIONS

                                                                                  SIX MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,                 JUNE 30,
                                       ------------------------------------   ------------------------
                                          1993         1994         1995         1995          1996
                                       ----------   ----------   ----------   -----------   ----------
                                                                              (UNAUDITED)
Net revenue..........................  $1,194,494   $1,867,765   $3,324,668   $ 1,585,975   $3,350,512
Dental Center expenses:
  Staff salaries.....................     290,652      445,385      863,142       470,373      946,815
  Dental supplies and lab fees.......     165,644      385,311      556,574       288,477      444,107
  Advertising........................     155,395      221,071      350,659       205,281      261,613
  Rent...............................     140,646      218,017      295,982       145,782      305,161
  Depreciation.......................      57,384      106,179      138,213        54,653       76,296
  Other..............................      42,955       56,575      148,506        64,252      137,770
                                       ----------   ----------   ----------    ----------   ----------
Total Dental Center expenses.........     852,676    1,432,538    2,353,076     1,228,818    2,171,762
                                       ----------   ----------   ----------    ----------   ----------
  Gross profit.......................     341,818      435,227      971,592       357,157    1,178,750
General and administrative
  expenses...........................     296,062      580,298      681,815       352,980      432,935
Depreciation and amortization........      10,126        5,043       15,127         9,644       53,015
                                       ----------   ----------   ----------    ----------   ----------
  Operating income (loss)............      35,630     (150,114)     274,650        (5,467)     692,800
Interest expense -- net..............      29,581       31,677       50,339        23,265       60,280
                                       ----------   ----------   ----------    ----------   ----------
Income (loss) before income taxes....       6,049     (181,791)     224,311       (28,732)     632,520
Pro forma income tax (expense)
  benefit............................      (2,420)      72,716      (89,725)       11,493      246,683
                                       ----------   ----------   ----------    ----------   ----------
Pro forma net income (loss)..........  $    3,629   $ (109,075)  $  134,586   $   (17,239)  $  385,837
                                       ==========   ==========   ==========    ==========   ==========
Pro forma earnings per share.........                            $      .03                 $      .10
                                                                 ==========                 ==========
Weighted average number of shares
  outstanding........................                             4,000,000                  4,000,000
                                                                 ==========                 ==========

                       See notes to financial statements.

                          COAST DENTAL SERVICES, INC.

                STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                                               TOTAL
                                                COMMON STOCK      ADDITIONAL   RETAINED    STOCKHOLDERS'
                                             ------------------    PAID-IN     EARNINGS       EQUITY
                                              SHARES     AMOUNT    CAPITAL     (DEFICIT)   (DEFICIENCY)
                                             ---------   ------   ----------   ---------   -------------
Balance at December 31, 1992...............  3,880,000   $  388    $    612    $ 125,090     $ 126,090
Net income.................................         --       --          --        6,049         6,049
                                             ---------     ----     -------    ---------     ---------
Balance at December 31, 1993...............  3,880,000      388         612      131,139       132,139
Net loss...................................         --       --          --     (181,791)     (181,791)
                                             ---------     ----     -------    ---------     ---------
Balance at December 31, 1994...............  3,880,000      388         612      (50,652)      (49,652)
Net income.................................         --       --          --      224,311       224,311
                                             ---------     ----     -------    ---------     ---------
Balance at December 31, 1995...............  3,880,000      388         612      173,659       174,659
Net income.................................         --       --          --      632,520       632,520
Change in par value of stock...............         --    3,600      (3,600)          --            --
Issuance of common stock...................    120,000       12      27,662           --        27,674
Distribution to stockholders...............         --       --          --     (101,546)     (101,546)
                                             ---------     ----     -------    ---------     ---------
Balance at June 30, 1996...................  4,000,000   $4,000    $ 24,674    $ 704,633     $ 733,307
                                             =========     ====     =======    =========     =========

                       See notes to financial statements.

                          COAST DENTAL SERVICES, INC.

                            STATEMENTS OF CASH FLOWS

                                                     YEARS ENDED DECEMBER 31,        SIX MONTHS ENDED JUNE 30,
                                                 ---------------------------------   -------------------------
                                                   1993        1994        1995         1995          1996
                                                 ---------   ---------   ---------   -----------   -----------
                                                                                     (UNAUDITED)
Cash Flows From Operating Activities:
  Net income (loss)............................  $   6,049   $(181,791)  $ 224,311    $ (28,732)   $   632,520
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
    Depreciation...............................     67,510     111,222     153,341       64,297        102,466
    Amortization of noncompete and dental
      service agreements.......................         --          --          --           --         26,389
    Compensation in the form of common stock...         --          --          --           --         27,674
    Changes in operating assets and
      liabilities:
      Increase in management fee receivable
         from P.A..............................     (5,465)    (13,142)   (130,113)     (82,067)      (166,140)
      Increase in notes receivables from
         Manrique and advances to P.A..........         --          --          --           --       (180,508)
      (Increase) decrease in prepaids and other
         assets................................         --     (11,648)      8,862        8,862         (4,104)
      Increase in supplies.....................     (8,000)    (15,000)    (11,250)          --        (26,250)
      Increase (decrease) in accounts payable
         and accrued expenses..................    137,316     245,417     (14,189)      62,089        232,770
                                                 ---------   ---------   ---------    ---------    -----------
         Net cash provided by operating
           activities..........................    197,410     135,058     230,962       24,449        644,817
                                                 ---------   ---------   ---------    ---------    -----------
Cash Flows From Investing Activities:
  Purchases of property and equipment..........   (173,135)   (192,155)   (119,770)     (62,997)       (65,708)
  Acquired assets, including intangible assets
    of $1,063,639..............................         --          --          --           --     (1,651,398)
  (Increase) decrease in other assets..........     (2,088)     (7,572)    (37,008)      (1,858)        19,155
                                                 ---------   ---------   ---------    ---------    -----------
         Net cash used in investing
           activities..........................   (175,223)   (199,727)   (156,778)     (64,855)    (1,697,951)
                                                 ---------   ---------   ---------    ---------    -----------
Cash Flows From Financing Activities:
  Proceeds from long-term debt.................     58,058     131,947     231,500       50,000      1,639,292
  Principal payments on long-term debt.........    (28,071)    (68,648)    (44,225)     (34,496)      (161,421)
  Proceeds from notes payable..................     35,000     150,000          --       50,000         17,208
  Payments on notes payable....................         --     (35,000)   (150,000)          --             --
  Proceeds from capital leases.................         --          --       8,065
  Principal payments on capital leases.........     (8,489)    (21,993)    (24,036)     (53,215)       (34,374)
  (Increase) decrease in notes receivable
    stockholders...............................    (63,468)     (9,051)     24,512      (33,712)       (40,262)
  Distributions to shareholders................         --          --          --           --       (101,546)
                                                 ---------   ---------   ---------    ---------    -----------
         Net cash provided by (used in)
           financing activities................     (6,970)    147,255      45,816      (21,423)     1,318,897
                                                 ---------   ---------   ---------    ---------    -----------
         Net increase (decrease) in cash and
           cash equivalents....................     15,217      82,586     120,000      (61,829)       265,763
Cash and cash equivalents at beginning of
  period.......................................     23,600      38,817     121,403      121,403        241,403
                                                 ---------   ---------   ---------    ---------    -----------
Cash and cash equivalents at end of period.....  $  38,817   $ 121,403   $ 241,403    $  59,574    $   507,166
                                                 =========   =========   =========    =========    ===========
Supplemental schedule of cash flow information:
  Cash paid for interest.......................  $  27,130   $  36,307   $  70,554    $  30,950    $    49,254
                                                 =========   =========   =========    =========    ===========

     Noncash investing and financing activities:

          During 1993, 1994, 1995 and June 30, 1996, the Company recorded approximately $16,000, $134,000, $60,000, and $18,000, respectively, of capital leases.

                       See notes to financial statements.

                          COAST DENTAL SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1995
          AND THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995 (UNAUDITED)

1. DESCRIPTION OF BUSINESS

     Sunshine Health Services, Inc. was incorporated in August 1992, as a Florida corporation and subsequently changed its name to Coast Dental, Inc. Effective January 1, 1996, Coast Dental, Inc. was merged into Coast Dental Services, Inc. (the "Company"), a Delaware corporation. The Company's sole business is to provide practice management services to the Coast Florida, P.A., (the "P.A.") an affiliated company. The Company has entered into a services and support agreement with the P.A. whereby the Company will provide certain management support services to the P.A. in return for a fee. The P.A. employs the dentists and the professional hygienists and provides all of the dental services to the patients. As of June 30, 1996, the Company operated 19 dental centers in Florida.

     The Company provides administrative and technical support for professional services rendered by the dental professionals under the service agreement and receives a management fee from the P.A. Prior to October 1, 1996 the fee was based on costs incurred by the P.A., however, effective October 1, 1996 the fee is equal to seventy six percent of revenue of the P.A.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation. The accompanying financial statements have been prepared on the accrual basis of accounting. The Company does not own any interests or control the activities of the P.A., accordingly, the financial statements of the P.A. are not consolidated with those of the Company.

     In the opinion of the Company, all adjustments necessary for a fair presentation of the unaudited interim financial statement as of and for the six months ended June 30, 1995 have been included. Such adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

     Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Management Fee Receivable from P.A. Management fee receivable represents the receivable from the P.A. for management services provided by the Company (See Note 3.)

     Supplies.  Supplies are stated at the lower of FIFO cost or market.

     Property and Equipment. Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the related leases. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the assets.

     When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts. The difference between the net book value of the assets and proceeds from disposition is recognized as gain or loss. Routine maintenance and repairs are charged to expenses as incurred, while costs of betterments and renewals are capitalized.

     Non-Compete Agreement. Costs incurred in connection with the non-compete agreement are being amortized over its estimated life of nine years on a straight line basis.

     Dental Service Agreement. Costs of acquisitions in excess of the identified fair value of property and equipment and any noncompete agreements is allocated to the dental service agreement. The dental service agreement with the P.A. represents the exclusive right to operate the Company's dental centers in affiliation

                          COAST DENTAL SERVICES, INC.

with the P.A. during the term of the agreement. The assigned value of the dental service agreement is amortized using the straight-line method over its estimated life of twenty five years.

     Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimated.

     Dependence on the Coast Florida P.A. The Company receives fees for services provided to the P.A. under a services and support agreement, but does not employ dentists or control the practices of the Coast Dentists employed by the P.A. The Company's revenue is dependent on revenue generated by the Coast Dentists and, therefore, effective and continued performance of the Coast Dentists during the term of the services and support agreement is essential to the Company's long term success. The services and support agreement with the P.A. is for a term of 40 years and may be terminated by the P.A. only for "cause," which includes a material default by or bankruptcy of the Company. Any material loss of revenue by the P.A. would have a material adverse effect on the Company.

     Fair Value of Financial Instruments. The estimated fair value of amounts reported in the financial statements has been determined by using available market information and appropriate valuation methodologies. The carrying value of all current assets and current liabilities approximates the fair value because of their short-term nature. The fair value of long-term debt approximates its carrying value.

     Pro Forma Income Taxes. Upon completion of the public offering, the Company will terminate its status as an S Corporation and will be subject to federal income taxes. As such, the financial statements include a pro forma adjustment for federal income taxes as if the Company had not been treated as an S Corporation. The effective rate utilized of 39% approximates the combined statutory federal and state income tax rate.

     Pro Forma Net Income Per Common Share. The pro forma net income per common share is based on the weighted average number of common shares outstanding during each period adjusted for actual shares issued during the period. The weighted average number of shares outstanding reflect all shares issued within one year of the initial public offering as being issued on January 1, 1995.

     Pro Forma Balance Sheet. Upon completion of the public offering, the Company will make a distribution to the existing shareholders which constitutes approximately 34% of the S corporation earnings, by reducing cash and retained earnings. Additionally, the Company will forgive, by way of dividend, the notes receivable from shareholders. The pro forma balance sheet as of June 30, 1996 reflects these distributions totalling $380,841. The remaining undistributed S Corporation retained earnings of $323,792 are reclassified as additional paid-in capital. These distributions and reclassification are collectively referred to as the "S Corporation Distribution."

3. NET REVENUE

     Revenue for all dental centers is recorded at established rates reduced by amounts retained by the P.A. The Company has a 40 year evergreen dental service agreement with the P.A. whereby the Company receives fees for services provided to the P.A. Net revenue represents the aggregate fee charged to the P.A. under the agreement during the year.

                          COAST DENTAL SERVICES, INC.

     The following represent amounts included in the determination of net revenue:

                                                                              SIX MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,                 JUNE 30,
                                   ------------------------------------   ------------------------
                                      1993         1994         1995         1995          1996
                                   ----------   ----------   ----------   -----------   ----------
                                                                          (UNAUDITED)
    Gross dental center
      revenue....................  $1,531,402   $2,286,265   $4,281,340   $ 2,070,620   $4,309,989
    Amounts retained by the
      P.A........................     336,908      418,500      956,672       484,645      959,477
                                   ----------   ----------   ----------    ----------   ----------
              Net revenue........  $1,194,494   $1,867,765   $3,324,668   $ 1,585,975   $3,350,512
                                   ==========   ==========   ==========    ==========   ==========

4. ACQUISITIONS

     On January 18, 1996, the Company entered into an asset purchase agreement with Dr. Manrique, P.A. ("Manrique"), whereby the Company acquired all of the tangible assets of the dental practice entity and entered into a services and support agreement with Manrique. to provide management services. The total purchase price was $40,000. In connection with the purchase, the Company loaned $60,000 to Manrique at 9% repayable in sixty equal installments. The P.A. also has the option to acquire Manrique's patient lists and records for a price ranging from $222,000 to $322,000 depending on an appraisal as to their value, subject to adjustment based on future revenue from the acquired practice.

     On April 1, 1996, the Company and the P.A. entered into a purchase agreement with Richard J. Shawn DMD, P.A., ("Volusia"), whereby the Company acquired all of the tangible assets and assumed certain liabilities of Volusia and the P.A. acquired the patient files of Volusia for a total purchase price of $1,800,000. The Company's portion of the purchase was approximately $1,500,000 ($300,000 paid in cash and the balance in seller financed notes) of which $950,000 has been allocated to the contractually assigned value of the non compete agreement and the balance of $550,000 to property and equipment. The P.A.'s portion of the purchase price, $300,000 (seller financed), relates to the value of the professional assets, principally the patient files. The Company has entered into a services and support agreement with the P.A. to provide management services and support to the Volusia practice. Two of the Company's majority shareholders are guarantors of the $300,000 debt of the P.A.

     The unaudited pro forma results of all current, continuing operations, assuming the two 1996 acquisitions completed prior to June 30, 1996 had been consummated on January 1, 1995 are as follows:

                                                                                  SIX MONTHS
                                                                YEAR ENDED          ENDED
                                                               DECEMBER 31,        JUNE 30,
                                                                   1995              1996
                                                               ------------       ----------
    Net revenue..............................................   $5,963,000        $3,860,000
    Earnings before income taxes.............................      145,000           721,000
    Net earnings.............................................       86,000           433,000
    Net earnings per share...................................          .02               .11

                          COAST DENTAL SERVICES, INC.

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                              DECEMBER 31,
                                                          ---------------------    JUNE 30,
                                                            1994        1995         1996
                                                          ---------   ---------   ----------
    Furniture fixtures and equipment....................  $ 303,407   $ 405,676   $1,051,458
    Leasehold improvements..............................    233,658     251,159      251,159
    Capitalized leases -- equipment.....................    237,327     287,227      287,227
                                                          ---------   ---------   ----------
              Total.....................................    774,392     944,062    1,589,844
    Less accumulated depreciation and amortization......   (188,652)   (341,992)    (436,763)
                                                          ---------   ---------   ----------
    Total...............................................  $ 585,740   $ 602,070   $1,153,081
                                                          =========   =========   ==========

     Accumulated depreciation on capitalized leases of equipment amounted to approximately $57,000, $113,000 and $142,000 at December 31, 1994, December 31,
1995 and June 30, 1996, respectively.

6. NOTES PAYABLE TO BANKS

     Notes payable to banks at December 31, 1994, consisted of two lines of credit secured by equipment, each payable on demand, in the amount of $100,000 and $50,000. During 1995, these lines of credit were converted to long-term debt.

7. LONG-TERM DEBT AND CAPITAL LEASES

     Long-term debt consists of the following:

                                                               DECEMBER 31,
                                                            -------------------    JUNE 30,
                                                              1994       1995        1996
                                                            --------   --------   ----------
    Note payable in increasing monthly installments of
      $560 to $672 at an interest rate of 13% payable
      monthly through March 1998. Collateralized by dental
      equipment...........................................  $ 21,769   $ 17,639   $   13,626
    Note payable in monthly installments of $314 at an
      interest rate of 13% payable monthly through April
      1997. Collateralized by dental equipment............     8,470      5,880        3,794
    Note payable in monthly installments of $186 at an
      interest rate of 13% payable monthly through April
      1997. Collateralized by dental equipment............     5,132      3,618        2,714
    Note payable in monthly installments of $825 at an
      interest rate of 9%.................................     6,382         --           --
    Note payable in monthly installments of $242 at an
      interest rate of 7.75%..............................    10,611      8,473           --
    Note payable in monthly installments of $667 plus
      interest equal to the bank's prime rate plus
      2.5%................................................    29,333     21,333           --

                          COAST DENTAL SERVICES, INC.

                                                               DECEMBER 31,        JUNE 30,
                                                              1994       1995        1996
                                                            --------   --------    --------
    Note payable in monthly installments of $746 plus
      interest at 10% payable monthly through November
      1997 at which time the remaining $16,622 becomes
      due. Collateralized by bank accounts held with the
      lender and by personal guarantees by two of the
      majority stockholders of the Company. In addition, a
      compensating balance equal to the amount due on the
      note must be held with the lender. At June 30, 1996,
      cash balance held with the lender totaled in excess
      of the balance of the loan..........................    35,000     28,841       25,763
    Note payable in monthly installments of $1,042 plus
      interest equal to the prime rate plus 2% (Prime was
      8.25% at June 30, 1996) payable monthly through
      December 1998. Collateralized by bank accounts held
      with the lender and by personal guarantees of the
      majority stockholders of the Company. The Bank has a
      right of offset of any accounts maintained in the
      Bank. At June 30, 1996, the cash balances with the
      lender totaled in excess of the balance of the
      loan. ..............................................    50,000     37,496       31,244
    Note payable to a bank in monthly installments of
      $1,005 through November 1998, at an interest rate of
      9.25% per annum and is collateralized by computer
      equipment. The Bank has the right of offset of any
      accounts maintained in the Bank. At June 30, 1996
      the Company had cash on hand at the Bank in excess
      of the balance of the loan..........................        --     30,693       25,740
    Note payable to a bank in monthly installments of
      $2,560 with interest at the bank's prime rate plus
      2%. (Prime was 8.25% at June 30, 1996) The note is
      personally guaranteed by two of the majority
      stockholders of the Company. The note is
      collateralized by the assets of the Company and the
      Bank has a right of offset of any accounts
      maintained in the Bank. At June 30, 1996, the
      Company had cash on hand at the Bank in excess of
      the balance of the loan.............................        --    100,000       89,671
    Note payable to a bank in monthly installments of
      $10,000 plus interest at the Bank's prime rate plus
      2%. (Prime was 8.25% at June 30, 1996). The note is
      personally guaranteed by two of the majority
      stockholders of the Company. The note is
      collateralized by the assets of the Company.........  $     --   $100,000   $  439,292
    Note payable to Richard J. Shawn DMD in monthly
      installments of $4,997 at an interest rate of 9%
      beginning May 1997 payable monthly through April
      1999................................................        --         --      100,000
    Note payable to Richard J. Shawn DMD in monthly
      installments of $9,994 at an interest rate of 9%
      beginning May 1997 payable monthly through April
      1999................................................        --         --      200,000

                          COAST DENTAL SERVICES, INC.

                                                               DECEMBER 31,        JUNE 30,
                                                              1994       1995        1996
                                                            --------   --------    --------
    Note payable to Richard J. Shawn DMD in monthly
      installments of $17,744 at an interest rate of 9%
      beginning May 1997 payable monthly through April
      2003................................................        --         --      900,000
                                                            --------   --------     --------
    Total long-term debt..................................   166,697    353,973    1,831,844
    Less current maturities...............................   (45,829)   (99,161)    (183,989)
                                                            --------   --------     --------
    Long-term debt, excluding current maturities..........  $120,868   $254,812   $1,647,855
                                                            ========   ========     ========

     The last three notes payable listed above totalling $1,200,000 at June 30, 1996 originated in connection with the purchase from Manrique discussed in note 4. The notes are secured by the Company's interest in the Manrique business and the goodwill associated therewith along with a collateral assignment of leases for the related offices. Each of the notes are also personally guaranteed by two of the majority shareholders of Coast.

     Capital lease obligations consist of the following:

                                                               DECEMBER 31,
                                                            -------------------    JUNE 30,
                                                              1994       1995        1996
                                                            --------   --------   ----------
    Capital lease obligations, at varying rates of imputed
      interest from 15% to 21%, collateralized by lease
      equipment, with an amortized cost of approximately
      $180,000 and $174,000 and $171,000 at December 31,
      1994 and 1995, and at June 30, 1996, respectively...  $218,143   $254,107   $  236,941
    Less current portion of capital lease obligations.....   (34,081)   (69,578)     (71,358)
                                                            --------   --------   ----------
    Capital lease obligations, net of current portion.....  $184,062   $184,529   $  165,583
                                                            ========   ========   ==========

     Scheduled maturities of long-term debt and payments on capital lease obligations as of June 30, 1996 are as follows:

                                                                                 OBLIGATIONS
                                                                   LONG-TERM    UNDER CAPITAL
                                                                      DEBT          LEASES
                                                                   ----------   --------------
    1997.........................................................  $  183,989      $103,707
    1998.........................................................     418,662        95,327
    1999.........................................................     459,986        66,968
    2000.........................................................     236,680        33,346
    2001.........................................................     172,152            --
    Thereafter...................................................     360,375            --
                                                                   ----------      --------
                                                                   $1,831,844      $299,348
                                                                   ==========
    Less amounts representing interest...........................                    62,407
                                                                                   --------
                                                                                   $236,941
                                                                                   ========

8. INCOME TAXES

     Since October 1992, the Company has elected to be treated as an S Corporation for federal income tax purposes, with profits and losses generally reportable by the stockholders in their individual income tax returns. Upon completion of the public offering, the Company will terminate its status as an S Corporation.

                          COAST DENTAL SERVICES, INC.

     The pro forma income tax adjustment represents a provision for federal and state income taxes at the statutory rate in effect for the periods presented (at an effective rate of 39%) as if the Company had not been treated as an S Corporation.

9. RELATED PARTY TRANSACTIONS

     The Company periodically advances funds to/from the majority stockholders and the P.A. The P.A. is wholly owned by a majority shareholder and director of the Company. See notes 1 and 3 for a further description of the relationship with the P.A. These advances are reflected on the balance sheet as notes receivable from stockholders for $148,056, $125,579 and $165,841 at December 31, 1994, December 31, 1995 and June 30, 1996, respectively. The notes have a maturity of five years and are being repaid in varying installments plus interest at 5% to 8% per annum. Interest income relating to these amounts was insignificant for all periods presented. Additionally, at June 30, 1996 the Company advanced funds on a short term basis to Manrique (see note 4) and to the P.A. totalling $180,508. These advances bear interest at 8%.

10. COMMITMENTS AND CONTINGENCIES

     The Company primarily leases space for operation of its clinics under several noncancelable operating leases expiring over the next seven years. Rental expense for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996 was $80,313, $117,432, $195,664, $91,152 and
$185,751, respectively.

     Future minimum lease payments under these agreements as of June 30, 1996 are:

            1997.......................................................  $  540,611
            1998.......................................................     554,076
            1999.......................................................     573,098
            2000.......................................................     587,199
            2001.......................................................     602,993
            Thereafter.................................................     936,191
                                                                           --------
                                                                         $3,794,168
                                                                           ========

     In September, 1996 the Company entered into a lease of approximately three and one-half years for office space for its corporate offices. The future minimum lease payments in the above table include the effects of this new lease.

     The Company has entered into employment agreements with three of its officers, three of which are the majority shareholders of the Company. The terms of the agreements are from three to five years.

11. STOCKHOLDERS' EQUITY

     Effective April 1, 1996, the Board of Directors adopted, and the stockholders of the Company approved, two stock incentive plans: the Stock Option Plan (the "Stock Option") and the Affiliated Professionals Stock Plan (the "Professionals Plan," and together with the Incentive Plan, "The Plans"). The purpose of The Plans is to provide directors, officers, key employees, advisors and dental professionals employed by the P.A.'s (subject to approval and reimbursement by the P.A.) with additional incentives by increasing their proprietary interest in the Company or tying a portion of their compensation to increases in the price of the Company's common stock. The aggregate number of shares of common stock subject to the Incentive Plan and the Professionals Plan is 450,000 shares and 450,000 shares, respectively. On October 1, 1996 the Company granted 67,022 options under the Professionals Plan and 23,555 options under the Stock Option Plan with an exercise price equal to the price of stock in the proposed initial public offering of the Company's stock. The

                          COAST DENTAL SERVICES, INC.

options vest over three to five years; none are exercisable as of October 1, 1996. On April 1, 1996 the Company issued 120,000 shares to an officer of the Company and recognized compensation of $27,674.

12. SUBSEQUENT EVENTS

     On August 15, 1996, the Company entered into a revolving line of credit agreement with Barnett Bank for $1,500,000. At September 30, 1996, $210,000 has been advanced under this revolving line of credit in connection with the acquisitions discussed below. This agreement contains covenants requiring maintenance of certain financial ratios and restrictions on disposition of assets, capital expenditures and payment of dividends.

     On September 27, 1996 the Company and the P.A. entered into a purchase agreement with Juan A. Soler ("Soler") whereby the Company acquired all of the tangible assets of Soler's dental practice and The P.A. acquired the professional assets, principally patient, files of the practice for a combined purchase price of $110,000. The Company's portion of the purchase is approximately $85,000 of which $35,000 has been allocated to the tangible assets acquired and $50,000 has been allocated to the dental service agreement.

     On September 30, 1996, the Company and the P.A. entered into a purchase agreement with Dan Steele, P.A. ("Steele") whereby the Company acquired all of the tangible assets of Steele dental practice and the P.A. acquired the professional assets, principally patient files, of Steele for a combined purchase price of $285,000. The Company's portion of the purchase is approximately $251,000 of which $68,450 has been allocated to the tangible assets acquired and $182,550 has been allocated to the dental service agreement and a covenant not to compete.

     On September 30, 1996 the Company and the P.A. entered into a purchase agreement with Jerry L. Reynolds, P.A. ("Reynolds") whereby the Company acquired all of the tangible assets of Reynolds dental purchase and the P.A. acquired the professional assets, principally patient files, of Reynolds for a combined purchase price of $225,000. The Company's portion of the purchase is $190,000 of which $30,000 has been allocated to the tangible assets acquired and $160,000 has been allocated to the dental service agreement and a covenant not to compete.

     On October 1, 1996 the Company approved stock splits resulting in an exchange of 1 share for 3.375 shares of Common Stock issued and outstanding. Simultaneously, the par value of the common stock was changed from $.00001 to $.001. All share and per share amounts have been retroactively adjusted for this split. Additionally, the Company increased the authorized number of common shares to 50,000,000.

INDEPENDENT AUDITORS' REPORT

Richard J. Shawn DMD, P.A.

     We have audited the accompanying combined statements of operations and cash flows of Richard J. Shawn DMD, P.A. and East Coast Dental Management, Inc. (the "Company") for each of the three years in the period ended January 31, 1996. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of operations and of cash flows for the Company for each of the three years in the period ended January 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

Tampa, Florida
October 7, 1996

RICHARD J. SHAWN DMD, P.A.

COMBINED STATEMENTS OF OPERATIONS

                                                                   YEARS ENDED JANUARY 31,
                                                             ------------------------------------
                                                                1994         1995         1996
                                                             ----------   ----------   ----------
Revenue....................................................  $3,686,457   $3,264,655   $2,910,268
Dentist and hygienists salaries............................     884,444      702,078      670,472
                                                             ----------   ----------   ----------
Dental Center Expenses:
  Payroll and benefits.....................................   1,099,040      987,067      860,913
  Dental supplies and lab fees.............................     424,903      351,638      200,656
  Rent.....................................................     337,762      344,760      344,996
  Advertising..............................................     127,852      121,523      140,030
  Depreciation.............................................     109,326       98,122       90,254
  Uncollectible accounts expense...........................      17,920       11,284       13,970
  Other....................................................     158,731      151,831      157,188
                                                             ----------   ----------   ----------
Total dental center expenses...............................   2,275,534    2,066,225    1,808,007
                                                             ----------   ----------   ----------
Subtotal...................................................     526,479      496,352      431,789
                                                             ----------   ----------   ----------
General and administrative expenses........................     461,508      535,783      426,390
Depreciation and amortization..............................      15,621       11,651       12,230
                                                             ----------   ----------   ----------
Total general and administrative expenses..................     477,129      547,434      438,620
                                                             ----------   ----------   ----------
  Operating income (loss)..................................      49,350      (51,082)      (6,831)
Interest expense...........................................     (48,452)     (26,526)     (13,843)
                                                             ----------   ----------   ----------
Net income (loss)..........................................  $      898   $  (77,608)  $  (20,674)
                                                             ==========   ==========   ==========

                  See notes to combined financial statements.

RICHARD J. SHAWN DMD, P.A.

COMBINED STATEMENTS OF CASH FLOWS

                                                                   YEARS ENDED JANUARY 31,
                                                               --------------------------------
                                                                 1994        1995        1996
                                                               ---------   ---------   --------
Cash Flows from Operating Activities:
Net income (loss)............................................  $     898   $ (77,608)  $(20,674)
  Adjustments to reconcile net income (loss) to net cash
     provided by operations increase (decrease):.............
  Depreciation...............................................    124,947     109,773    102,484
  Increase in allowance for bad debts........................     17,920      11,284     13,970
  Change in accounts receivable..............................   (237,465)     39,305    (56,254)
  Change in prepaids and other assets........................     (3,661)     (2,202)     2,816
  Change in accounts payable.................................    278,289     160,710    (26,463)
                                                               ---------    --------   --------
Net cash provided by operating activities....................    180,928     241,262     15,879
                                                               ---------    --------   --------
Cash Flows from Investing Activities:
  Property additions.........................................   (236,733)     (4,326)   (44,654)
  Increase in other assets...................................                 14,594        273
                                                               ---------    --------   --------
Net cash provided by (used in) investing activities..........   (236,733)     10,268    (44,381)
                                                               ---------    --------   --------
Cash Flows From Financing Activities:
  Repayment of long term debt................................         --    (132,451)    (3,466)
  Proceeds from loan from stockholder........................    114,646                 25,713
                                                               ---------    --------   --------
Net cash provided by (used in) financing activities..........    114,646    (132,451)    22,247
                                                               ---------    --------   --------
Increase (Decrease) in Cash..................................     58,841     119,079     (6,255)
Cash and cash equivalents at beginning of period.............         --      58,841    177,920
                                                               ---------    --------   --------
Cash and cash equivalents at end of period...................  $  58,841   $ 177,920   $171,665
                                                               =========    ========   ========

                  See notes to combined financial statements.

RICHARD J. SHAWN DMD, P.A.

NOTES TO COMBINED FINANCIAL STATEMENTS
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1996

1. DESCRIPTION OF BUSINESS

     Richard J. Shawn DMD, P.A. and East Coast Dental Management, Inc. (the "Company") are a professional association of dentists doing business through six dental centers in Volusia County, Florida. The entities are both wholly-owned by Richard J. Shawn.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation -- The accompanying combined financial statements have been prepared on the accrual basis of accounting.

     Basis of Combination -- The operations of both entities indicated in note 1 are combined for reporting purposes due to their common ownership and business activities. Intercompany balances are eliminated upon combination.

     Cash equivalents -- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Property and Equipment -- Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term of estimated useful life of the assets.

     Uses of estimates. -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimated.

3. INCOME TAXES

     The Company has elected to be treated as an S Corporation for federal income tax purposes, with profits and losses generally reportable by the sole stockholder in his individual income tax return.

4. SUBSEQUENT EVENTS

     The assets of the Company were purchased on April 1, 1996 by Coast Dental Services, Inc. and The Coast Florida P.A.

                                 [DESCRIPTION]
                                       OF
                            [INSIDE BACK COVER PAGE]
                            [PICTURES OF OUTSIDE OF
                             DENTAL CENTER, OFFICE
                            SCENES OF PATIENTS, AND
                            SCENE OF SMILING FAMILY]

------------------------------------------------------------
------------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS, OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

UNTIL             , 1996, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................   10
The Company................................   12
Use of Proceeds............................   13
Dividend Policy............................   13
Capitalization.............................   14
Dilution...................................   15
Selected Consolidated Financial Data.......   16
Selected Unaudited Pro Forma Condensed
  Consolidated Information.................   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   18
Business...................................   25
Management.................................   35
Certain Transactions.......................   40
Principal and Selling Stockholders.........   41
Description of Capital Stock...............   42
Shares Eligible for Future Sale............   46
Underwriting...............................   48
Legal Matters..............................   49
Experts....................................   49
Additional Information.....................   49
Index to Consolidated Financial
  Statements...............................  F-1

------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------

                                2,000,000 Shares

                                     [LOGO]

                                  COAST DENTAL
                                 SERVICES, INC.

                                  Common Stock

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                       PRUDENTIAL SECURITIES INCORPORATED

                        RAYMOND JAMES & ASSOCIATES, INC.
                               November   , 1996

------------------------------------------------------------
------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Company estimates that expenses payable by it in connection with the Offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:

    Securities and Exchange Commission registration fee.......................  $  8,364
    NASD filing fee...........................................................     3,260
    Nasdaq National Market listing fee........................................    34,500
    Printing expenses.........................................................   200,000
    Accounting fees and expenses..............................................   140,000
    Legal fees and expenses...................................................   250,000
    Fees and expenses (including legal fees) for qualifications under state
      securities laws.........................................................    25,000
    Registrar and Transfer Agent's fees and expenses..........................     *
    Miscellaneous.............................................................     *
                                                                                --------
      Total...................................................................  $800,000
                                                                                ========

---------------

* To be included by amendment to the Registration Statement.

     All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee are estimated. The Company intends to pay all expenses of registration with respect to shares being sold by the Selling Stockholders hereunder, with the exception of underwriting discounts and commissions.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") empowers a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorneys' fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful. The Company's By-laws provide that the Company shall indemnify its directors and such of its officers, employees and agents as it may from time to time designate, to the fullest extent permitted by Section 145 of the DGCL, as now existing or as may hereafter be amended.

     Section 102 of the DGCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. The enabling statute provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. The Company's Certificate of Incorporation includes a provision which eliminates, to the fullest extent permitted by the DGCL, director liability for monetary damages for breaches of fiduciary duty. In addition, the Board of Directors of the Company has approved the execution by the Company of indemnification agreements with the Directors and certain officers of the Company, the form of which has been filed as an exhibit to this Registration Statement.

     The Company maintains directors' and officers' liability insurance.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In March 1996, the Company issued an aggregate of 3,840,000 shares of Common Stock in connection with its corporate reorganization. See "Certain Transactions." This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2).

     As of January 1, 1996, the Company authorized the issuance 40,000 restricted shares of Common Stock as compensation to certain employees, executive officers, and affiliated professionals, pursuant to the Plans. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2).

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

     (a) EXHIBITS

EXHIBIT
NUMBER                                  DESCRIPTION OF EXHIBIT
------        --------------------------------------------------------------------------
  1.1**  --   Form of Underwriting Agreement.
  2.1    --   Asset Purchase Agreement dated April 1, by and among Adam Diasti, D.D.S.,
              P.A., Coast Dental Services, Inc., Richard J. Shawn D.M.D., P.A., East
              Coast Dental Management, Inc. and Richard J. Shawn, D.M.D.
  3.1    --   Restated Certificate of Incorporation of Coast Dental Services, Inc.
  3.2    --   Bylaws of Coast Dental Services, Inc.
  4.1    --   Specimen of Coast Dental Services, Inc. Common Stock Certificate.
  5.1**  --   Opinion of Shumaker, Loop & Kendrick as to the Common Stock being registered.
 10.1    --   Employment Agreement between Coast Dental Services, Inc. and Terek Diasti.
 10.2    --   Employment Agreement between Coast Dental Services, Inc. and Adam Diasti,
              D.D.S.
 10.3    --   Employment Agreement between Coast Dental Services, Inc. and Joseph R.
              Smith.
 10.4    --   Coast Dental Services, Inc. Stock Option Plan.
 10.5    --   Coast Dental Services, Inc. Affiliated Professionals Stock Plan.
 10.6    --   Services and Support Agreement dated October 1, 1996 between Coast Dental
              Services, Inc. and Coast Florida, P.A.
 10.7    --   Asset Purchase Agreement dated April 1, 1996 by and among Adam Diasti,
              D.D.S., P.A., Coast Dental Services, Inc., Richard J. Shawn D.M.D., P.A.,
              East Coast Dental Management, Inc. and Richard J. Shawn, D.M.D., filed as
              Exhibit 2.1 to this Registration Statement and incorporated herein by reference.
 10.8    --   Promissory Note from Adam Diasti, DDS, P.A. and Adam Diasti, DDS, dated
              June 30, 1996, payable to Coast Dental Services, Inc.
 10.9    --   Business Loan Agreement dated August 15, 1996 between Coast Dental
              Services, Inc. and Barnett Bank, N.A.
 10.10   --   Form of Indemnification Agreement with officers and directors.
 23.1**  --   Consent of Shumaker, Loop & Kendrick (included in their opinion filed as
              Exhibit 5.1).
 23.2    --   Consent of Deloitte & Touche LLP independent certified public accountants.
 27.1    --   Financial Data Schedule for year ended December 31, 1995 (for SEC use only).
 27.2    --   Financial Data Schedule for 6 months ended June 30, 1996 (for SEC use only).

---------------

** To be filed by amendment.

     (b) FINANCIAL STATEMENT SCHEDULES:

     All other schedules are omitted because the required information is not present or is not present in amounts sufficient to require submission of the schedule or because the information required is included in the financial statements or notes thereto or the schedule is not required or inapplicable under the related instructions.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clearwater, State of Florida on October 7, 1996.

                                          COAST DENTAL SERVICES, INC.

                                          By: /s/  DR. TEREK DIASTI, DVM
                                            ------------------------------------
                                                   Dr. Terek Diasti, DVM
                                                  Chief Executive Officer

                                          By: /s/  JOSEPH R. SMITH
                                            ------------------------------------
                                                      Joseph R. Smith,
                                                  Chief Financial Officer
                                               (Principal Accounting Officer
                                              and Principal Financial Officer)

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Terek Diasti and Joseph R. Smith his true and lawful attorneys-in-fact and agents, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 7, 1996.

                  SIGNATURE                                 TITLE
---------------------------------------------  -------------------------------
            /s/  DR. TEREK DIASTI, DVM         Chief Executive Officer and
---------------------------------------------    Chairman of the Board
            Dr. Terek Diasti, DVM

            /s/  DR. ADAM DIASTI, DDS          President, Chief Operating
---------------------------------------------    Officer and Director
            Dr. Adam Diasti, DDS

                 /s/  JOSEPH R. SMITH          Chief Financial Officer,
---------------------------------------------    Secretary, Treasurer and
               Joseph R. Smith                   Director

                                 EXHIBIT INDEX

EXHIBIT                                                                             SEQUENTIALLY
NUMBER                                EXHIBIT DESCRIPTION                           NUMBERED PAGE
------       ---------------------------------------------------------------------- -------------
 1.1**    -- Form of Underwriting Agreement.
 2.1      -- Asset Purchase Agreement dated April 1, by and among Adam Diasti,
               D.D.S., P.A., Coast Dental Services, Inc., Richard J. Shawn D.M.D.,
               P.A., East Coast Dental Management, Inc. and Richard J. Shawn,
               D.M.D...............................................................
 3.1      -- Restated Certificate of Incorporation of Coast Dental Services,
               Inc.................................................................
 3.2      -- Bylaws of Coast Dental Services, Inc..................................
 4.1      -- Specimen of Coast Dental Services, Inc. Common Stock Certificate......
 5.1**    -- Opinion of Shumaker, Loop & Kendrick as to the Common Stock being registered..........................................................
10.1      -- Employment Agreement between Coast Dental Services, Inc. and Terek
               Diasti..............................................................
10.2      -- Employment Agreement between Coast Dental Services, Inc. and Adam
               Diasti, D.D.S.......................................................
10.3      -- Employment Agreement between Coast Dental Services, Inc. and Joseph R.
               Smith...............................................................
10.4      -- Coast Dental Services, Inc. Stock Option Plan.........................
10.5      -- Coast Dental Services, Inc. Affiliated Professional Stock Plan........
10.6      -- Services and Support Agreement dated October 1, 1996 between Coast
               Dental Services, Inc. and Coast Florida, P.A........................
10.7      -- Asset Purchase Agreement dated April 1, 1996 by and among Adam Diasti,
               D.D.S., P.A., Coast Dental Services, Inc., Richard J. Shawn D.M.D.,
               P.A., East Coast Dental Management, Inc. and Richard J. Shawn,
               D.M.D., filed as Exhibit 2.1 to this Registration Statement and incorporated herein by reference....................................
10.8      -- Promissory Note from Adam Diasti, DDS, P.A. and Adam Diasti, DDS, dated June 30, 1996, payable to Coast Dental Services, Inc..........
10.9      -- Business Loan Agreement dated August 15, 1996 between Coast Dental
               Services, Inc. and Barnett Bank, N.A................................
10.10     -- Form of Indemnification Agreement with officers and directors.........
23.1**    -- Consent of Shumaker, Loop & Kendrick (included in their opinion filed as Exhibit 5.1).....................................................
23.2      -- Consent of Deloitte & Touche LLP independent certified public accountants.........................................................
27.1      -- Financial Data Schedule for year ended December 31, 1995 (for SEC use only)...............................................................
27.2      -- Financial Data Schedule for six months ended June 30, 1996 (for SEC use only)...........................................................

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** To be filed by amendment.